    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002



                                                              FILE NO. 333-63972
                                                              FILE NO. 811-10429


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         PRE-EFFECTIVE AMENDMENT NO. 1


                          POST-EFFECTIVE AMENDMENT NO.

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 1

                             ---------------------

               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                           MODERN WOODMEN OF AMERICA
                              (Name of Depositor)
                            ------------------------

                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
                    (Address of Principal Executive Office)
                                 1-309-786-6481

                            C. ERNEST BEANE, ESQUIRE
                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATES


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

                      INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
                          VARIABLE ANNUITY CERTIFICATE
--------------------------------------------------------------------------------

                                   PROSPECTUS


                               [          ], 2002


Modern Woodmen of America, a fraternal benefit society, (the "Society") is offering the individual flexible premium deferred variable annuity certificate (the "Certificate") described in this Prospectus. The Certificate provides for Accumulated Value and annuity payments on a fixed and variable basis. The Society sells the Certificate to retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.


The Certificate Holder ("you" or "your") may allocate premiums and Accumulated Value to 1) the Declared Interest Option, an account that provides a specified rate of interest, and/or 2) Subaccounts of Modern Woodmen of America Variable Annuity Account (the "Account"), each of which invests in one of the following Investment Options:



American Century                          Fidelity Variable Insurance Products      Summit Pinnacle Series
  VP Ultra Fund                           Funds                                     NASDAQ-100 Index Portfolio
  VP Vista Fund                           VIP Contrafund Portfolio                  Russell 2000 Small Cap Index Portfolio
Dreyfus Variable Investment Fund          VIP Growth Portfolio                      S&P MidCap 400 Index Portfolio
  VIF Appreciation Portfolio              VIP Growth & Income Portfolio             T. Rowe Price Equity Series, Inc.
  VIF Disciplined Stock Portfolio         VIP High Income Portfolio                 Equity Income Portfolio
  VIF Growth & Income Portfolio           VIP Index 500 Portfolio                   Mid-Cap Growth Portfolio
  VIF International Equity Portfolio      VIP Mid Cap Portfolio                     New America Growth Portfolio
  VIF Small Cap Portfolio                 VIP Overseas Portfolio                    Personal Strategy Balanced Portfolio
Dreyfus Socially Responsible Growth       Franklin Templeton Variable Insurance     T. Rowe Price International Series, Inc.
 Fund Inc.                                Products Trust                            International Stock Portfolio
EquiTrust Variable Insurance Series Fund  Franklin Small Cap Fund
  Blue Chip Portfolio                     Franklin U.S. Government Fund
  High Grade Bond Portfolio               Franklin Value Securities Fund
  High Yield Bond Portfolio               Mutual Shares Securities Fund
  Managed Portfolio                       Templeton Growth Securities Fund
  Money Market Portfolio                  J.P. Morgan Series Trust II
  Value Growth Portfolio                  Mid-Cap Value Portfolio
                                          Small Company Portfolio


The accompanying prospectus for each Investment Option describes the investment objectives and attendant risks of each Investment Option. If you allocate premiums to the Subaccounts, the amount of the Certificate's Accumulated Value prior to the Retirement Date will vary to reflect the investment performance of the Investment Options you select.

Please note that the Certificates and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.


You may find additional information about your Certificate and the Account in the Statement of Additional Information, dated the same as this Prospectus. To obtain a copy of this document, please contact us at the address or phone number shown on the cover of this Prospectus. The Statement of Additional Information ("SAI") has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference into this Prospectus, and other information filed electronically with the SEC.


Please read this Prospectus carefully and retain it for future reference. A prospectus for each Investment Option must accompany this Prospectus and you should read it in conjunction with this Prospectus.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Issued By
                           Modern Woodmen of America

                     Home Office:                                Variable Product Administrative Center:
                    1701 1st Avenue                                            PO Box 9284
              Rock Island, Illinois 61201                                Des Moines, Iowa 50306

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                 PAGE
                                                              -----------
DEFINITIONS.................................................            3
EXPENSE TABLES..............................................            5
SUMMARY OF THE CERTIFICATE..................................           10
THE SOCIETY, ACCOUNT AND INVESTMENT OPTIONS.................           12
      Modern Woodmen of America.............................           12
      Modern Woodmen of America Variable Annuity Account....           13
      Investment Options....................................           13
      Addition, Deletion or Substitution of Investments.....           19
DESCRIPTION OF ANNUITY CERTIFICATE..........................           20
      Issuance of a Certificate.............................           20
      Premiums..............................................           20
      Free-Look Period......................................           21
      Allocation of Premiums................................           21
      Variable Accumulated Value............................           21
      Transfer Privilege....................................           22
      Partial Withdrawals and Surrenders....................           23
      Special Transfer and Withdrawal Options...............           24
      Death Benefit Before the Retirement Date..............           25
      Proceeds on the Retirement Date.......................           27
      Payments..............................................           28
      Modification..........................................           28
      Reports to Certificate Holders........................           28
      Inquiries.............................................           29
THE DECLARED INTEREST OPTION................................           29
      Minimum Guaranteed and Current Interest Rates.........           29
      Transfers From Declared Interest Option...............           30
      Payment Deferral......................................           30
CHARGES AND DEDUCTIONS......................................           30
      Surrender Charge (Contingent Deferred Sales Charge)...           30
      Annual Administrative Charge..........................           31
      Transfer Processing Fee...............................           31
      Mortality and Expense Risk Charge.....................           31
      Investment Option Expenses............................           32
      Taxes.................................................           32
SETTLEMENT OPTIONS..........................................           32
      Description of Settlement Options.....................           33
      Election of Settlement Options and Annuity Payments...           33
YIELDS AND TOTAL RETURNS....................................           36
FEDERAL TAX MATTERS.........................................           38
      Introduction..........................................           38
      Tax Status of the Certificate.........................           38
      Taxation of Annuities.................................           39
      Transfers, Assignments or Exchanges of a
       Certificate..........................................           41
      Withholding...........................................           42
      Multiple Certificates.................................           42

                                                                 PAGE
                                                              -----------
      Taxation of Qualified Plans...........................           42
      Possible Charge for the Society's Taxes...............           44
      Other Tax Consequences................................           44
DISTRIBUTION OF THE CERTIFICATES............................           45
LEGAL PROCEEDINGS...........................................           45
VOTING RIGHTS...............................................           45
FINANCIAL STATEMENTS........................................           46
CALCULATING VARIABLE ANNUITY PAYMENTS.......................   Appendix A
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.......      SAI-TOC


           The Certificate may not be available in all jurisdictions.

This Prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT: Modern Woodmen of America Variable Annuity Account.

ACCUMULATED VALUE: The total amount invested under the Certificate, which is the sum of the values of the Certificate in each Subaccount of the Account plus the value of the Certificate in the Declared Interest Option.

ADMINISTRATIVE CENTER: The Society's administrative office at 5400 University Avenue, West Des Moines, Iowa 50266, or PO Box 9284, Des Moines, Iowa 50306.

ANNUITANT: The person whose life determines the annuity benefits payable under the Certificate and whose death determines the death benefit.

BENEFICIARY: The person (or persons) to whom the Society pays the proceeds on the death of the Annuitant.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund.

CERTIFICATE: The individual flexible premium deferred variable annuity certificate we offer and describe in this Prospectus, which term includes the basic certificate, the certificate application, any supplemental applications, any endorsements or additional benefit riders or agreements, and the Articles of Incorporation and By-Laws of the Society which are in force on the Issue Date.

CERTIFICATE ANNIVERSARY: The same date in each Certificate Year as the Issue
Date.

CERTIFICATE HOLDER: The person who controls the Certificate and who is entitled to exercise all rights and privileges provided in the Certificate.

CERTIFICATE YEAR: A twelve-month period beginning on the Issue Date or on a Certificate Anniversary.

THE CODE: The Internal Revenue Code of 1986, as amended.

DECLARED INTEREST OPTION: An allocation option under the Certificate funded by the Society's General Account. It is not part of, nor dependent upon, the investment performance of the Account.

DUE PROOF OF DEATH: Satisfactory documentation provided to the Society verifying proof of death. This documentation may include the following:

    (a) a certified copy of the death certificate;

    (b) a certified copy of a court decree reciting a finding of death; or

    (c) any other proof satisfactory to the Society.


FUND: An open-end, diversified management investment company or unit investment trust in which the Account invests.


GENERAL ACCOUNT: The assets of the Society other than those allocated to the Account or any other separate account of the Society.


INVESTMENT OPTION: A Fund, or a separate investment portfolio of a Fund.

ISSUE DATE: The date on which the Society receives a properly completed application and an initial premium at the Administrative Center. It is the date set forth on the data page of the Certificate which the Society uses to determine Certificate Years and Certificate Anniversaries.

NET ACCUMULATED VALUE: The Accumulated Value less any applicable Surrender
Charge.

NON-QUALIFIED CERTIFICATE: A Certificate that is not a Qualified Certificate.

QUALIFIED CERTIFICATE: A Certificate the Society issues in connection with plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a Certificate based on its other features and benefits.

RETIREMENT DATE: The date when the Society applies the Accumulated Value under a settlement option, if the Annuitant is still living.

SEC: The U.S. Securities and Exchange Commission.

THE SOCIETY ("WE", "US" OR "OUR"): Modern Woodmen of America, a fraternal benefit society.

SUBACCOUNT: A subdivision of the Account which invests its assets in a corresponding Investment Option.

VALUATION PERIOD: The period that starts at the close of business (3:00 p.m. central time) on one Business Day and ends at the close of business on the next succeeding Business Day.


WRITTEN NOTICE: A written request or notice signed by the Certificate Holder on a form satisfactory to the Society which the Society receives at the Administrative Center.

--------------------------------------------------------------------------------

EXPENSE TABLES
--------------------------------------------------------------------------------

    The following expense information assumes that the entire Accumulated Value is variable accumulated value.


CERTIFICATE HOLDER TRANSACTION EXPENSES

Sales Charge Imposed on Premiums                              None



Surrender charge (contingent deferred sales charge) as a percentage of Accumulated Value surrendered:


CERTIFICATE YEAR*          SURRENDER CHARGE
1                                 8%
2                                 7
3                                 6
4                                 5
5                                 4
6                                 3
7                                 2
8                                 1
9 and after                       0

    * In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. The amount that you may withdraw without incurring a surrender charge is not cumulative from Certificate Year to Certificate Year.


       Under certain circumstances, a surrender charge may apply on the Retirement Date. (See "CHARGES AND DEDUCTIONS -- Surrender Charge (Contingent Deferred Sales Charge) -- SURRENDER CHARGE AT THE RETIREMENT DATE.")



Transfer Processing Fee                                       $25*



    * We waive the transfer processing fee for the first twelve transfers during a Certificate Year. The Society may charge $25 for each subsequent transfer during the Certificate Year.


Annual Administrative Charge                                  $ 30
Annual Account Expenses (as a percentage of average net
  assets)
  Mortality and Expense Risk Charge                           1.40%
  Other Account Expenses                                      None
  Total Account Expenses                                      1.40%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets after waivers or reimbursements)



                                                     ADVISORY    OTHER      12B-1        TOTAL
INVESTMENT OPTION                                      FEE      EXPENSES     FEES       EXPENSES
American Century
  VP Ultra Fund                                        1.00%      0.00%      0.00%       1.00%(1)
  VP Vista Fund                                        1.00%      0.00%      0.00%       1.00%(1)
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class    0.75%      0.03%      0.00%       0.78%
  VIF Disciplined Stock Portfolio -- Initial Share
  Class                                                0.75%      0.06%      0.00%       0.81%
  VIF Growth & Income Portfolio -- Initial Share
  Class                                                0.75%      0.03%      0.00%       0.78%
  VIF International Equity Portfolio -- Initial
  Share Class                                          0.75%      0.24%      0.00%       0.99%
  VIF Small Cap Portfolio -- Initial Share Class       0.75%      0.03%      0.00%       0.78%
  Dreyfus Socially Responsible Growth Fund Inc. --
  Service Share Class                                  0.75%      0.03%      0.25%       1.03%
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                  0.20%      0.07%      0.00%       0.27%
  High Grade Bond Portfolio                            0.30%      0.15%      0.00%       0.45%
  High Yield Bond Portfolio                            0.45%      0.14%      0.00%       0.59%
  Managed Portfolio                                    0.45%      0.11%      0.00%       0.56%
  Money Market Portfolio                               0.25%      0.25%      0.00%       0.50%
  Value Growth Portfolio                               0.45%      0.12%      0.00%       0.57%
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                             0.57%      0.09%      0.00%       0.66%(2)
  VIP Growth & Income Portfolio                        0.53%      0.05%      0.00%       0.58%(2)
  VIP Growth Portfolio                                 0.57%      0.08%      0.00%       0.65%(2)
  VIP High Income Portfolio                            0.58%      0.18%      0.25%       1.01%
  VIP Index 500 Portfolio                              0.24%      0.04%      0.00%       0.28%(3)
  VIP Mid Cap Portfolio                                0.57%      0.17%      0.25%       0.99%
  VIP Overseas Portfolio                               0.72%      0.17%      0.00%       0.89%(2)
Franklin Templeton
  Franklin Small Cap Fund -- Class 2                   0.49%      0.28%      0.25%       1.02%(4)(5)
  Franklin U.S. Government Fund -- Class 2             0.51%      0.01%      0.25%       0.77%(6)
  Franklin Value Securities Fund -- Class 2            0.58%      0.26%      0.25%       1.09%(4)
  Mutual Shares Securities Fund -- Class 2             0.60%      0.20%      0.25%       1.05%
  Templeton Growth Securities Fund -- Class 2          0.81%      0.06%      0.25%       1.12%(6)
J.P. Morgan Series Trust II
  Mid-Cap Value Portfolio                              0.70%      0.30%      0.00%       1.00%(7)(8)
  Small Company Portfolio                              0.60%      0.55%      0.00%       1.15%(8)
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                           0.35%      0.29%      0.00%       0.64%(9)(10)
  Russell 2000 Small Cap Index Portfolio               0.35%      0.39%      0.00%       0.74%(9)(10)
  S&P MidCap 400 Index Portfolio                       0.30%      0.30%      0.00%       0.60%(9)
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                              0.85%      0.00%      0.00%       0.85%(11)
  Mid-Cap Growth Portfolio                             0.85%      0.00%      0.00%       0.85%(11)
  New America Growth Portfolio                         0.85%      0.00%      0.00%       0.85%(11)
  Personal Strategy Balanced Portfolio                 0.90%      0.00%      0.00%       0.90%(11)
T. Rowe Price International Series, Inc.
  International Stock Portfolio                        1.05%      0.00%      0.00%       1.05%(11)

(1) The Fund's inception date was May 1, 2001; therefore, the expense information shown does not include estimated figures for "other expenses."



(2) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.



(3) The Fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed 0.28%. Absent this reimbursement, the total annual class operating expenses were 0.33%. This arrangement may be discontinued by the Fund's manager at any time.



(4) For the Franklin Small Cap and Franklin Value Securities Funds, the manager has agreed in advance to make estimated reductions of 0.04% and 0.02%, respectively, of their fees to reflect reduced services resulting from the Funds' investment in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order of the SEC. Absent these reductions, the total Investment Option operating expenses presented in the preceding table would have been: Small Cap 1.06% and Value Securities 1.11%, respectively.



(5) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective
May 1, 2000.



(6) The Portfolio's administration fee is paid indirectly through the management fee.



(7) The Fund's inception date was September 30, 2001; therefore, the expense information shown is based on estimated amounts for the current fiscal year.



(8) Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, has voluntarily agreed to reimburse certain expenses if they exceed a certain level. Absent this reimbursement, the total annual operating expenses would have been:
Mid-Cap Value 1.62% (estimated) and Small Company 1.32%.



(9) Total expenses in excess of 0.75% for the Russell 2000 Small Cap Index Portfolio, in excess of 0.65% for the NASDAQ-100 Index Portfolio and in excess of 0.60% for the S&P MidCap 400 Index Portfolio are paid by the Fund's adviser.



(10) The NASDAQ-100 Index and Russell 2000 Small Cap Index Portfolios commenced operations on April 27, 2000; therefore, the total operating expense figures are annualized.



(11) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and other operating costs.


The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Account based on the actual expenses for each Investment Option for the 2000 fiscal year. For a more complete description of the various costs and expenses see "CHARGES AND DEDUCTIONS" and the prospectus for each Investment Option which accompanies this Prospectus. We do not independently verify the information provided in the accompanying prospectuses.

  EXAMPLES: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:


1. If you surrender or annuitize the Certificate at the end of the applicable time period:



SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund(1)                                              $109       $148
  VP Vista Fund(1)                                              $109       $148
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $107       $142
  VIF Disciplined Stock Portfolio -- Initial Share Class        $107       $142
  VIF Growth & Income Portfolio -- Initial Share Class          $107       $142
  VIF International Equity Portfolio -- Initial Share Class     $109       $147
  VIF Small Cap Portfolio -- Initial Share Class                $107       $142
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $109       $149
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $102       $127
  High Grade Bond Portfolio                                     $104       $132
  High Yield Bond Portfolio                                     $105       $136
  Managed Portfolio                                             $105       $135
  Money Market Portfolio                                        $105       $134
  Value Growth Portfolio                                        $105       $136
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $106       $138
  VIP Growth & Income Portfolio                                 $105       $136
  VIP Growth Portfolio                                          $106       $138
  VIP High Income Portfolio                                     $109       $148
  VIP Index 500 Portfolio                                       $102       $127
  VIP Mid Cap Portfolio                                         $100       $147
  VIP Overseas Portfolio                                        $108       $145
Franklin Templeton
  Franklin Small Cap                                            $109       $148
  Franklin U.S. Government                                      $107       $141
  Franklin Value Securities                                     $110       $150
  Mutual Shares Securities                                      $110       $149
  Templeton Growth Securities                                   $110       $151
J.P. Morgan Series Trust II
  Mid-Cap Value Portfolio(2)                                    $109       $148
  Small Company Portfolio                                       $110       $152
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $106       $138
  Russell 2000 Small Cap Index Portfolio                        $107       $140
  S&P MidCap 400 Index Portfolio                                $105       $136
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $108       $144
  Mid-Cap Growth Portfolio                                      $108       $144
  New America Growth Portfolio                                  $108       $144
  Personal Strategy Balanced Portfolio                          $108       $145
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $110       $149

2. If you do not surrender or annuitize the Certificate at the end of the applicable time period:



SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund(1)                                              $27        $84
  VP Vista Fund(1)                                              $27        $84
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $25        $77
  VIF Disciplined Stock Portfolio -- Initial Share Class        $25        $78
  VIF Growth & Income Portfolio -- Initial Share Class          $25        $77
  VIF International Equity Portfolio -- Initial Share Class     $27        $83
  VIF Small Cap Portfolio -- Initial Share Class                $25        $77
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $28        $84
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $20        $61
  High Grade Bond Portfolio                                     $22        $67
  High Yield Bond Portfolio                                     $23        $71
  Managed Portfolio                                             $23        $70
  Money Market Portfolio                                        $22        $68
  Value Growth Portfolio                                        $23        $71
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $24        $73
  VIP Growth & Income Portfolio                                 $23        $71
  VIP Growth Portfolio                                          $24        $73
  VIP High Income Portfolio                                     $27        $84
  VIP Index 500 Portfolio                                       $20        $62
  VIP Mid Cap Portfolio                                         $27        $83
  VIP Overseas Portfolio                                        $26        $80
Franklin Templeton
  Franklin Small Cap                                            $27        $84
  Franklin U.S. Government                                      $25        $77
  Franklin Value Securities                                     $28        $86
  Mutual Shares Securities                                      $28        $85
  Templeton Growth Securities                                   $28        $87
J.P. Morgan Series Trust II
  Mid-Cap Value Portfolio(2)                                    $27        $84
  Small Company Portfolio                                       $29        $88
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $24        $73
  Russell 2000 Small Cap Index Portfolio                        $25        $76
  S&P MidCap 400 Index Portfolio                                $23        $71
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $26        $79
  Mid-Cap Growth Portfolio                                      $26        $79
  New America Growth Portfolio                                  $26        $79
  Personal Strategy Balanced Portfolio                          $26        $81
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $28        $85



(1) The Fund's inception date was May 1, 2001; therefore, the expense information shown is estimated for the 2000 fiscal year.



(2) The Fund's inception date was September 30, 2001; therefore the expense information shown is based on estimates for the current fiscal year.



Expenses assume that current fee waivers and expense reimbursements for the Funds continue for the periods shown.


Expenses assume that current fee waivers and expense reimbursement arrangements for the Funds continue for the periods shown.

The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the Accumulated Value per Certificate is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples.

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

--------------------------------------------------------------------------------

SUMMARY OF THE CERTIFICATE
--------------------------------------------------------------------------------

  ISSUANCE OF A CERTIFICATE. The Certificate is an individual flexible premium deferred variable annuity certificate with a maximum issue age of 85 for Annuitants (see "DESCRIPTION OF ANNUITY CERTIFICATE--Issuance of a Certificate"). See "DISTRIBUTION OF THE CERTIFICATES" for information on compensation of persons selling the Certificates. The Certificates are:

    - "flexible premium" because you do not have to pay premiums according to a fixed schedule, and

    - "variable" because, to the extent Accumulated Value is attributable to the Account, Accumulated Value will increase and decrease based on the investment performance of the Investment Options corresponding to the Subaccounts to which you allocate your premiums.

  FREE-LOOK PERIOD. You have the right to return the Certificate within 30 days after you receive it (see "DESCRIPTION OF ANNUITY CERTIFICATE--Free-Look Period"). If you return the Certificate, it will become void and you will receive either the greater of:

    -   premiums paid, or

    - the Accumulated Value on the date the Society receives the returned Certificate at the Administrative Center, plus administrative charges and any other charges deducted from the Account.

  PREMIUMS. The minimum initial premium amount the Society accepts is $1,000. You may make subsequent premium payments (minimum $50 each) at any time. (See "DESCRIPTION OF ANNUITY CERTIFICATE--Premiums.")

  ALLOCATION OF PREMIUMS. You can allocate premiums to one or more Subaccounts, the Declared Interest Option, or both (see "DESCRIPTION OF ANNUITY CERTIFICATE--Allocation of Premiums").

    - The Society will allocate the initial premium to the Money Market Subaccount for 10 days from the Issue Date.

    - At the end of that period, the Society will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

  TRANSFERS. You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Transfer Privilege").

    - The mimimum amount of each transfer is $100 or the entire amount in the Subaccount or Declared Interest Option, if less.

    - Transfers out of the Declared Interest Option may be for no more than 25% of the Accumulated Value in that option.

    - The Society waives fees for the first twelve transfers during a Certificate Year.

    - The Society may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Certificate Year.


  PARTIAL WITHDRAWAL. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Partial Withdrawals and Surrenders--PARTIAL WITHDRAWALS"). Certain partial withdrawals may be subject to a surrender charge (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER"). A partial withdrawal may have tax consequences and may be restricted under certain Qualified Certificates. (See "FEDERAL TAX MATTERS.")

  SURRENDER. You may surrender your Certificate upon written notice on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Partial Withdrawals and Surrenders--SURRENDER"). A surrender may have tax consequences. (See "FEDERAL TAX MATTERS.")


  DEATH BENEFIT. We will pay a death benefit once we receive due proof of the Annuitant's death before the Retirement Date. If the Annuitant's age on the Issue Date was less than 76, the death benefit equals the greatest of:

    (1) the sum of premiums paid, less the sum of all partial withdrawal reductions (including applicable surrender charges);

    (2)  the Accumulated Value; or

    (3)  the Performance Enhanced Death Benefit (PEDB) amount.

  If the Annuitant's age on the Issue Date was 76 or older, the death benefit equals the greater of (1) and (2) above.

  See "DESCRIPTION OF ANNUITY CERTIFICATE--Death Benefit Before the Retirement Date" for descriptions of the Performance Enhanced Death Benefit and partial withdrawal reductions.

CHARGES AND DEDUCTIONS

  Your Certificate will be assessed the following charges and deductions:

  SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We apply a charge if you make a partial withdrawal from or surrender your Certificate during the first eight Certificate Years (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER").


        CERTIFICATE        SURRENDER
        YEAR                CHARGE
        1                     8%
        2                     7
        3                     6
        4                     5
        5                     4
        6                     3
        7                     2
        8                     1
        9 and after           0


  In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")


  We reserve the right to waive the surrender charge as provided in the Certificate. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--WAIVER OF SURRENDER CHARGE.")

  ANNUAL ADMINISTRATIVE CHARGE. We deduct an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date (see "CHARGES AND DEDUCTIONS--Annual Administrative Charge"). We currently waive this charge:

    -   with an initial premium payment of $50,000 or greater, or


    - if you have an Accumulated Value of $50,000 or greater on your Certificate Anniversary.


  We may terminate this waiver at any time.


  TRANSFER PROCESSING FEE. We may assess a $25 fee for the 13th and each subsequent transfer in a Contract Year.


  MORTALITY AND EXPENSE RISK CHARGE. We apply a daily mortality and expense risk charge, calculated at an annual rate of 1.40% (approximately 1.01% for mortality risk and 0.39% for expense risk) (see "CHARGES AND
  DEDUCTIONS--Mortality and Expense Risk Charge").

  INVESTMENT OPTION EXPENSES. The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. The table on page 6 titled "Annual Investment Option Expenses" lists these fees.

ANNUITY PROVISIONS

  On your Retirement Date, you may choose to have the Net Accumulated Value distributed to you as follows:

    -   under a settlement option, or

    -   in a lump sum (see "SETTLEMENT OPTIONS").

FEDERAL TAX MATTERS

  The Certificate's earnings are generally not taxed until you take a distribution. If you are under age 59 1/2 when you take a distribution, the earnings may also be subject to a penalty tax. Different tax consequences apply to distributions from Qualified Certificates. (See "FEDERAL TAX MATTERS.")

--------------------------------------------------------------------------------

THE SOCIETY, ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------

MODERN WOODMEN OF AMERICA

    The Society was incorporated on May 5, 1884 as a fraternal benefit society in the State of Illinois and is principally engaged in the offering of life insurance and annuity certificates to its members and their beneficiaries. We are admitted to do business in 47 states and the District of Columbia:
    Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

    It is the Society's objective and purpose to bring together persons of exemplary habits and good moral character into a fraternal benefit society and to provide social, intellectual, moral and physical improvement of its members; to promote fraternal relationships and foster acts of fraternity, charity and benevolence by and among its members; to provide opportunities for service to others and community; to encourage and strengthen the concept of the conventional and traditional family unit and to assist its members in living in harmony with their environment.

--------------------------------------------------------------------------------

MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

    On March 30, 2001, we established the Account pursuant to the laws of the State of Illinois. The Account:

        -   will receive and invest premiums paid to it under the Certificate;

        - will receive and invest premiums for other variable annuity certificates we issue;

        - is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

    We own the Account's assets. However, we cannot charge the Account with liabilities arising out of any other business we may conduct. The Account's assets are available to cover the general liabilities of the Society only to the extent that the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Certificates are general corporate obligations of the Society.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS


    There are currently 36 Subaccounts available under the Account, each of which invests exclusively in shares of a single corresponding Investment Option. Each of the Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.


    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.


    We have summarized below the investment objectives and policies of each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives. You should also read the prospectus for each Investment Option, which must accompany or precede this Prospectus, for more detailed information, including a description of risks and expenses.



AMERICAN CENTURY. American Century Investment Management, Inc. is the investment adviser to the Funds.

PORTFOLIO                              INVESTMENT OBJECTIVE
VP Ultra Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          large companies with earnings and revenue that are not
                                          only growing, but growing at a successively faster, or
                                          accelerating pace.
VP Vista Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          medium-sized and smaller companies which will increase in
                                          value over time.

DREYFUS. The Dreyfus Corporation serves as the investment adviser to the Funds. Fayez Sarofim and Co. serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: Appreciation Portfolio. The following Funds are available under the Certificate.



PORTFOLIO                              INVESTMENT OBJECTIVE
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Appreciation Portfolio--Initial Share     consistent with the preservation of capital; current
Class                                     income is a secondary investment objective. This
                                          Portfolio invests primarily in the common stocks focusing
                                          on blue chip companies with total market values of more
                                          than $5 billion at the time of purchase.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment returns
Disciplined Stock Portfolio--Initial      (consists of capital appreciation and income) that are
Share Class                               greater than the total return of stocks, as represented
                                          by the Standard & Poor's 500 Composite Stock Price Index.
                                          The Portfolio invests in a blended portfolio of growth
                                          and value stocks chosen through a disciplined investment
                                          process.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio--Initial      current income and growth of income, consistent with
Share Class                               reasonable investment risk by investing primarily in
                                          stocks, bonds and money market instruments of domestic
                                          and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks capital growth through investments
International Equity                      in stocks of foreign companies located in developed
Portfolio--Initial Share Class            countries.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks maximum capital appreciation by
Small Cap Portfolio--Initial Share        investing primarily in small cap companies with total
Class                                     market values of less than $2 billion at the time of
                                          purchase. The Portfolio will be particularly alert to
                                          companies considered by the adviser to be emerging
                                          smaller-sized companies which are believed to be
                                          characterized by new or innovative products, services or
                                          processes which should enhance prospects for growth in
                                          future earnings.
Dreyfus Socially Responsible Growth    -  This Fund seeks to provide capital growth; current income
Fund, Inc.--Service Share Class           is a secondary goal. This Fund invests primarily in the
                                          common stocks of companies that meet traditional
                                          investment standards and conduct their business in a
                                          manner that contributes to the enhancement of the quality
                                          of life in America.

EQUITRUST VARIABLE INSURANCE SERIES FUND. EquiTrust Investment Management Services, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income. The
                                          Portfolio pursues this objective by investing primarily
                                          in common stocks of well-capitalized, established
                                          companies.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with an investment in a diversified
                                          portfolio of high grade income-bearing debt securities.
                                          The Portfolio will pursue this objective by investing
                                          primarily in debt securities rated AAA, AA or A by
                                          Standard & Poor's or Aaa, Aa or A by Moody's Investors
                                          Service, Inc. and in securities issued or guaranteed by
                                          the United States government or its agencies or
                                          instrumentalities.
High Yield Bond Portfolio              -  This Portfolio seeks as a primary objective, as high a
                                          level of current income as is consistent with investment
                                          in a diversified portfolio of lower-rated,
                                          higher-yielding income-bearing securities. As a secondary
                                          objective, the Portfolio seeks capital appreciation when
                                          consistent with its primary objective. The Portfolio
                                          pursues these objectives by investing primarily in
                                          fixed-income securities rated Baa or lower by Moody's
                                          Investors Service, Inc. and/or BBB or lower by
                                          Standard & Poor's, or in unrated securities of comparable
                                          quality (i.e., junk bonds). AN INVESTMENT IN THIS
                                          PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL
                                          RISK. (See the Fund Prospectus "HIGHER RISK SECURITIES
                                          AND INVESTMENT STRATEGIES--Lower-Rated Debt Securities.")
Managed Portfolio                      -  This Portfolio seeks the highest level of total return
                                          through income and capital appreciation. The Portfolio
                                          pursues this objective through a fully managed investment
                                          policy consisting of investment in the following three
                                          market sectors: (i) common stocks and other equity
                                          securities; (ii) high grade debt securities and preferred
                                          stocks of the type in which the High Grade Bond Portfolio
                                          may invest; and (iii) money market instruments of the
                                          type in which the Money Market Portfolio may invest.
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. The Portfolio
                                          will pursue this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                                          GOVERNMENT AGENCY. THERE CAN BE NO ASSURANCE THAT THE
                                          PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET
                                          VALUE OF $1.00 PER SHARE.
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation. The
                                          Portfolio pursues this objective by investing primarily
                                          in equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on capital and/or in equity securities that the
                                          investment adviser believes are undervalued by the
                                          marketplace. Such equity securities may include common
                                          stock, preferred stock and securities convertible or
                                          exchangeable into common stock.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Funds. Bankers Trust Company serves as investment sub-adviser to the Index 500 Portfolio. The following portfolios are available under the Certificate.

PORTFOLIO                              INVESTMENT OBJECTIVE
Fidelity VIP                           -  This Portfolio seeks capital appreciation by investing in
Contrafund-Registered Trademark-          securities of companies whose value the adviser believes
Portfolio                                 is not fully recognized by the public. The Portfolio
                                          normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities.
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation by investing
                                          primarily in common stocks. The Portfolio, however, is
                                          not restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.
Fidelity VIP Growth & Income           -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation by
                                          investing mainly in equity securities. The Portfolio
                                          expects to invest the majority of its assets in domestic
                                          and foreign equity securities, with a focus on those that
                                          pay current dividends and show potential earnings growth.
                                          However, the Portfolio may buy debt securities as well as
                                          equity securities that are not currently paying
                                          dividends, but offer prospects for capital appreciation
                                          or future income.
Fidelity VIP High Income Portfolio     -  This Portfolio seeks a high level of current income,
                                          while also considering growth of capital. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          income-producing debt securities, preferred stocks and
                                          convertible securities, with an emphasis on lower-quality
                                          debt securities.
Fidelity VIP Index 500 Portfolio       -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP Mid Cap Portfolio         -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in common stocks. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          securities of companies with medium market
                                          capitalizations.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in foreign securities. The Portfolio
                                          defines foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. Normally, at least 65% of the Portfolio's total
                                          assets will be invested in foreign securities. The
                                          Portfolio may also invest in U.S. issuers.

FRANKLIN TEMPLETON. Franklin Advisers, Inc. serves as the investment adviser to the Franklin Small Cap and U.S. Government Funds; Franklin Advisory Services, LLC serves as the investment adviser to the Value Securities Fund; Franklin Mutual Advisers, LLC serves as the investment adviser to the Mutual Shares Securities Fund; and Templeton Global Advisors Limited serves as the investment adviser to the Growth Securities Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Franklin Small Cap Fund                -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund invests primarily in common
                                          stocks of small capitalization U.S. companies with market
                                          capitalization issues not exceeding: (i) $1.5 billion; or
                                          (ii) the highest market capitalization value in the
                                          Russell 2000 Index; whichever is greater at the time of
                                          purchase. The Fund may invest substantially in the
                                          technology sector (including electronic technology,
                                          technology services and health technology.)
Franklin U.S. Government Fund          -  This Fund seeks income. Under normal market conditions, the Fund invests primarily in U.S. government securities
                                          and fixed and variable rate mortgage-backed securities.
                                          The Fund currently invests a substantial portion of its
                                          assets in Government National Mortgage Association
                                          obligations.
Franklin Value Securities Fund         -  This Fund primarily seeks long-term total return. While not a goal, income is a secondary consideration. Under
                                          normal market conditions, this Fund invests primarily in
                                          the common stocks of companies the adviser believes are
                                          undervalued (selling substantially below the underlying
                                          value of their assets or their private market value).
Mutual Shares Securities Fund          -  This Fund primarily seeks capital appreciation; income is a secondary objective. Under normal market conditions,
                                          the Fund invests primarily in common stocks of companies
                                          the adviser believes are undervalued, and to a much
                                          lesser extent, in companies that are restructuring or
                                          distressed.
Templeton Growth Securities Fund       -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund invests primarily in a
                                          globally diversified portfolio of common stocks. While
                                          there are no set percentage targets, the Fund generally
                                          invests in large to medium capitalization companies with
                                          market capitalization values greater than $2 billion.



J.P. MORGAN SERIES TRUST II. J.P. Morgan Investment Management Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE
Mid-Cap Value Portfolio                -  This Portfolio seeks growth from capital appreciation by investing in a broad portfolio of common stocks with
                                          market capitalizations of $1 billion to $20 billion at
                                          the time of purchase.
Small Company Portfolio                -  This Portfolio seeks to provide high total return by
                                          investing in stocks of small- and medium-sized U.S.
                                          companies with a market capitalization greater than $100
                                          million and less than $2 billion, typically represented
                                          by the Russell 2000 Index.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to the Portfolios.



PORTFOLIO                              INVESTMENT OBJECTIVE
NASDAQ-100 Index Portfolio             -  This Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as
                                          represented by the NASDAQ-100 Index. This Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the NASDAQ-100 Index.
Russell 2000 Small Cap Index           -  This Portfolio seeks investment results that correspond
Portfolio                                 to the investment performance of U.S. common stocks, as
                                          represented by the Russell 2000 Index. This Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the Russell 2000 Index.
S&P MidCap 400 Index Portfolio         -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as
                                          represented by the S&P MidCap 400 Index. This Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the S&P MidCap 400 Index.



T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in dividend-paying common stocks of established
                                          companies considered by the adviser to have favorable
                                          prospects for both increasing dividends and capital
                                          appreciation.
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap stocks
                                          with the potential for above-average earnings growth. The
                                          investment adviser defines mid-cap companies as those
                                          whose market capitalization falls within the range of
                                          companies in the Standard & Poor's Mid-Cap 400 Index.
New America Growth Portfolio           -  This Portfolio seeks to provide long-term growth of
                                          capital by investing primarily in the common stocks of
                                          companies operating in sectors the investment adviser
                                          believes will be the fastest growing in the U.S.
                                          Fast-growing companies can be found across an array of
                                          industries in today's "new America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income. The Portfolio pursues its objective by
                                          investing in a diversified portfolio typically consisting
                                          of approximately 60% stocks, 30% bonds and 10% money
                                          market securities.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.


The Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that are not affiliated with the Society; and
(b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. We currently do not foresee any disadvantages to Certificate Holders arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that are not affiliated with the Society. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Certificate Holders, we will take appropriate action on our own, which may include withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)

We may receive different amounts of compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. We reserve the right to eliminate the shares of any Investment Option and to substitute any shares of another Investment Option. We also may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to your interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

    We also reserve the right to establish additional subaccounts of the Account, each of which would invest in a new Investment Option, or in shares of another investment company with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to existing Certificate Holders on a basis we determine. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.


    In the event of any such substitution, deletion or change, we may make appropriate changes in this and other certificates to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current Subaccounts that are being substituted for or deleted, you may surrender the portion of the Accumulated Value funded by such Subaccount without paying the associated surrender charge. You may also transfer the portion of the Accumulated Value affected without paying a transfer charge.

    If we deem it to be in the best interest of persons having voting rights with regard to the Subaccounts under the Certificates, we may:

        - operate the Account as a management investment company under the 1940 Act,

        - deregister the Account under that Act in the event such registration is no longer required, or

        -   combine the Account with our other separate accounts.

    In addition, we may, when permitted by law, restrict or eliminate these voting rights under the Certificate.

--------------------------------------------------------------------------------

DESCRIPTION OF ANNUITY CERTIFICATE
--------------------------------------------------------------------------------

ISSUANCE OF A CERTIFICATE


    You must complete an application in order to purchase a Certificate, which can be obtained through a licensed representative of the Society, who is also a registered representative of MWA Financial Services, Inc. ("MWAFS"), a broker-dealer having a selling agreement with MWAFS or a broker-dealer having a selling agreement with such broker-dealer. Your Issue Date will be the date the properly completed application and the initial premium are received at our Administrative Center. See "DESCRIPTION OF ANNUITY CERTIFICATE--Allocation of Premiums" for our procedures upon receipt of an incomplete application. (If this date is the 29th, 30th or 31st of any month, the Issue Date will be the 28th of such month.) The Society sells Qualified Certificates for retirement plans that qualify for special federal tax treatment under the Code, and also sells Non-Qualified Certificates. We apply a maximum issue age of 85 for Annuitants.


    The Annuitant is the owner and person having control of the Certificate, unless another owner is named. During the Annuitant's lifetime, the person having control of the Certificate may exercise all of the rights and receive all of the benefits provided by the Certificate without the consent of any other person.


    If the issue age is 15 or less, the applicant for the Certificate, or the applicant's duly appointed successor, shall have control of the Certificate but may not assign it. During the period after the Annuitant attains age 16 and before the Annuitant attains age 21, control of the Certificate will pass to the Annuitant: (a) upon the death of such applicant; or (b) upon receipt of a written request by such applicant in a form satisfactory to the Society. When the Annuitant attains age 21, control of the Certificate shall automatically pass to the Annuitant.

--------------------------------------------------------------------------------

PREMIUMS

    The minimum initial premium amount the Society will accept is $1,000. You may make mimimum subsequent premium payments of $50 at any time during the Annuitant's lifetime and before the Retirement Date.

    You may select to receive premium reminder notices based on annual, semi-annual or quarterly payments. You may change the amount of the premium and frequency of the notice at any time. Also, under the Automatic Payment Plan, you can select a monthly payment schedule for premium payments to be automatically deducted from a bank account or other source. Your Certificate will not necessarily lapse even if additional premiums are not paid.

--------------------------------------------------------------------------------

FREE-LOOK PERIOD

    We provide for an initial "free-look" period during which time you have the right to return the Certificate within 30 days after you receive it. If you return the Certificate, it will become void and you will receive the greater of:

        -   premiums paid, or

        - the Accumulated Value on the date we receive the returned Certificate at the Administrative Center, plus administrative charges and any other charges deducted from the Account.
--------------------------------------------------------------------------------

ALLOCATION OF PREMIUMS

    Upon receipt at our Administrative Center of your properly completed Certificate application and initial premium payment, we will allocate the initial premium to the Money Market Subaccount. If your application is not properly completed, we reserve the right to retain your initial premium for up to five business days while we attempt to complete the application. At the end of this 5-day period, if the application is not complete, we will inform you of the reason for the delay and we will return the initial premium immediately, unless you specifically provide us your consent to retain the premium until the application is complete.

    You can allocate premiums paid to one or more Subaccounts, the Declared Interest Option, or both. Each allocation must be in whole percentages for a minimum of 10% of your premium payment.

        - Notwithstanding your allocation instructions, we will allocate the initial premium to the Money Market Subaccount for 10 days from the Issue Date. We also will allocate any additional premiums received during this 10-day period to the Money Market Subaccount.

        - At the end of that period, we will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

        - We will allocate subsequent premiums in the same manner at the end of the valuation period when we receive them at our Administrative Center, unless the allocation percentages are changed.

        - You may change your allocation instructions at any time by sending written notice to the Administrative Center. If you change your allocation percentages, we will allocate subsequent premium payments in accordance with the allocation instructions in effect. Changing your allocation instructions will not alter the allocation of your existing Accumulated Values among the Subaccounts or the Declared Interest Option.

        - You may, however, direct individual payments to a specific Subaccount, the Declared Interest Option, or any combination thereof, without changing the existing allocation instructions.

    Because the Accumulated Values in each Subaccount will vary with that Subaccount's investment performance, you bear the entire investment risk for amounts allocated to the Subaccount. You should periodically review your premium allocation schedule in light of market conditions and your overall financial objectives.
--------------------------------------------------------------------------------

VARIABLE ACCUMULATED VALUE

    The variable accumulated value of your Certificate will reflect the investment performance of your selected Subaccounts, any premiums paid, surrenders or partial withdrawals, transfers and charges assessed. The Society does not guarantee a minimum variable accumulated value, and, because your Certificate's variable accumulated value on any future date depends upon a number of variables, it cannot be predetermined.

    CALCULATION OF VARIABLE ACCUMULATED VALUE. Your Certificate's variable accumulated value is determined at the end of each valuation period and is the aggregate of the values in each of the Subaccounts under your Certificate. These values are determined by multiplying each Subaccount's unit value by the number of units allocated to that Subaccount.

    DETERMINATION OF NUMBER OF UNITS. The amounts allocated to your selected Subaccounts are converted into Subaccount units. The number of units credited to each Subacount in your Certificate is calculated at the end of the valuation period by dividing the dollar amount allocated by the unit value for that Subaccount. At the end of the valuation period, we will increase the number of units in each Subaccount by:

        -   any premiums paid, and

        - any amounts transferred from another Subaccount or the Declared Interest Option.

    We will decrease the number of units in each Subaccount by:

        -   any amounts withdrawn,

        -   applicable charges assessed, and

        - any amounts transferred to another Subaccount or the Declared Interest Option.

    DETERMINATION OF UNIT VALUE. We have set the unit value for each Subaccount's first valuation period at $10. We calculate the unit value for a Subaccount for each subsequent valuation period by dividing (a) by
    (b) where:

          (a) is the net result of:

                  1. the value of the net assets in the Subaccount at the end of the preceding valuation period; plus

                  2. the investment income and capital gains, realized or unrealized, credited to the Subaccount during the current valuation period; minus

                  3. the capital losses, realized or unrealized, charged against the Subaccount during the current valuation period; minus

                  4. any amount charged for taxes or any amount set aside during the valuation period as a provision for taxes attributable to the operation or maintenance of the Subaccount; minus

                  5. the daily amount charged for mortality and expense risks for each day of the current valuation period.

          (b) is the number of units outstanding at the end of the preceding valuation period.
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

    You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date. We will process all transfers based on the net asset value next determined after we receive your signed written request at the Administrative Center.

        - The minimum amount of each transfer is $100 or the entire amount in that Subaccount or Declared Interest Option, if less.

        - Transfers out of the Declared Interest Option must be for no more than 25% of the Accumulated Value in that option.

        - If a transfer would reduce the Accumulated Value in the Declared Interest Option below $1,000, you may transfer the entire amount in that option.

        - The Society waives fees for the first twelve transfers during a Certificate Year.

        - The Society may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Certificate Year.

        - We allow an unlimited number of transfers among or between the Subaccounts or the Declared Interest Option. (See "DECLARED INTEREST OPTION--Transfers from Declared Interest Option.")

    All transfer requests received in a valuation period will be considered to be one transfer, regardless of the Subaccounts or Declared Interest Option affected. We will deduct the transfer processing fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.

    You may also transfer monies via telephone request if you selected this option on your initial application or have provided us with proper authorization. Call 1-877-249-3692 to make a telephone transfer. We reserve the right to suspend telephone transfer privileges at any time.

    We will employ reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS AND SURRENDERS

    PARTIAL WITHDRAWALS. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date.

        -   The minimum amount which you may partially withdraw is $500.

        - If your partial withdrawal reduces your Accumulated Value to $2,000 or less, it may be treated as a full surrender of the Certificate.

    We will process your partial withdrawal based on the net asset value next determined after we receive your written request at the Administrative Center. In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. Any applicable surrender charge will be deducted from your Accumulated Value. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge.")

    You may specify the amount of the partial withdrawal to be made from selected Subaccounts or the Declared Interest Option. If you do not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is insufficient to comply with your request, we will make the partial withdrawal from each Subaccount or the Declared Interest Option based on the proportion that these values bear to the total Accumulated Value on the date we receive your request at the Administrative Center.


    Should your partial withdrawal result in a full surrender of your certificate, we will contact you or your sales representative, prior to processing, to explain the consequences of the withdrawal and confirm your written request.


    SURRENDER. You may surrender your Certificate upon written notice on or before the Retirement Date. We will determine your Net Accumulated Value based on the net asset value next determined after we receive your written request and your Certificate at the Administrative Center. You may choose to have the Net Accumulated Value distributed to you as follows:

        -   under a settlement option, or

        -   in a lump sum.

    SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. Your right to make partial withdrawals and surrenders is subject to any restrictions imposed by applicable law or employee benefit plan. You may realize adverse federal income tax consequences, including a penalty tax, upon utilization of these features. (See "FEDERAL TAX MATTERS--Taxation of Annuities" and "--Taxation of Qualified Certificates.")
--------------------------------------------------------------------------------

SPECIAL TRANSFER AND WITHDRAWAL OPTIONS


    You may elect the following options on your initial application or at a later date by completing the applicable Request Form and returning it to our Administrative Center. The options selected will remain in effect until we receive a written termination request from you at our Administrative Center. The use of Automatic Rebalancing or Dollar Cost Averaging does not guarantee profits, nor protect you against losses.


    AUTOMATIC REBALANCING. We offer an asset rebalancing program under which we will automatically transfer amounts annually to maintain a particular percentage allocation among the Subaccounts and the Declared Interest Option. The asset rebalancing program automatically reallocates the Accumulated Value in the Subaccounts and the Declared Interest Option at the end of each Certificate Year to match your Certificate's then-effective premium allocation instructions. The asset rebalancing program will transfer Accumulated Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

        - The maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - Rebalancing will occur on the fifth Business Day of the month following your Certificate Anniversary.

        - This feature is free and is not considered in the twelve free transfers during a Certificate Year.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Declared Interest Option over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.


    To participate in dollar cost averaging, you must place at least $1,000 in a "source account" (either the Declared Interest Option or the Money Market Subaccount). There can be only one source account. Each month, we will automatically transfer equal amounts from the source account to your designated "target accounts."


        -   The minimum amount of each transfer is $100.

        - The maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate.

        - Transfers due to this feature are counted towards the twelve free transfers during a Certificate Year. All transfers made on the same date count as one transfer.

        - This feature is free and cannot be utilized in combination with Automatic Rebalancing or Systematic Withdrawals.

    SYSTEMATIC WITHDRAWALS. You may elect to receive automatic partial withdrawals.

        - You specify the amount of the partial withdrawals to be made from selected Subaccounts or the Declared Interest Option.

        - You specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option, and the frequency (monthly, quarterly, semi-annually or annually).

        -   The minimum amount which you may withdraw is $500.


        - The maximum amount which you may withdraw is that which would leave the remaining Accumulated Value equal to $2,000.



        - After the first Certificate Year, you may annually withdraw a maximum of 10% of Accumulated Value without incurring a surrender charge.



        - Withdrawals in excess of 10% of Accumulated Value as of the most recent Certificate Anniversary are subject to a surrender charge.


        - Distributions will take place on the same date each month as the Issue Date, or on the next Business Day.

        - You may change the amount and frequency upon written request to the Administrative Center.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    We may terminate these privileges at any time.
--------------------------------------------------------------------------------

DEATH BENEFIT BEFORE THE RETIREMENT DATE

    DEATH OF CERTIFICATE HOLDER. If a Certificate Holder who is the Annuitant dies prior to the Retirement Date, we will pay the death benefit to the Beneficiary in one sum within five years of the deceased Certificate Holder's death. If a Certificate Holder who is not the Annuitant dies before the Retirement Date, then any surviving Certificate Holder will become the new Certificate Holder. If there is no surviving Certificate Holder, then ownership of the Certificate passes to the deceased Certificate Holder's estate.

    The surviving Certificate Holder or new Certificate Holder are afforded the following options:

        1. If the sole surviving Certificate Holder or the sole new Certificate Holder is the spouse of the deceased Certificate Holder, he or she may elect, within 60 days after we receive due proof of death, to continue the Certificate as the new Certificate Holder.

        2. If the surviving Certificate Holder or the new Certificate Holder is not the spouse of the deceased Certificate Holder:

             (a) he or she may elect to receive the Net Accumulated Value in a single sum within 5 years of the deceased Certificate Holder's death, or

             (b) he or she may elect to receive the Net Accumulated Value paid out under one of the annuity settlement options, with payments beginning within one year after the date of the deceased Certificate Holder's death and with payments being made over the lifetime of the Certificate Holder, or over a period that does not exceed the life expectancy of the Certificate Holder.

    Under either of these options, surviving Certificate Holders or new Certificate Holders may exercise all rights and privileges from the date of the deceased Certificate Holder's death until the date that the Net Accumulated Value is paid.

    Other rules may apply to a Qualified Certificate.

    DEATH OF AN ANNUITANT. If the Annuitant dies before the Retirement Date, we will pay the death benefit under the Certificate to the Beneficiary. If there is no surviving Beneficiary, we will pay the death benefit pursuant to
    Section 21 of the Society's By-Laws. If the Annuitant's age on the Issue Date was less than 76, we will determine the death benefit as of the date we receive due proof of death and the death benefit will equal the greatest of:

        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (defined below) (including applicable surrender charges);

        -   the Accumulated Value; or

        -   the Performance Enhanced Death Benefit (PEDB) amount.

    The PEDB amount is equal to zero on the Issue Date. The PEDB amount increases by the amount of each premium payment (including the initial premium), and decreases by the amount of any partial withdrawal reduction. We will calculate the PEDB amount: (1) on each Certificate Anniversary;
    (2) at the time you make any premium payment or partial withdrawal; and
    (3) on the Annuitant's date of death. The PEDB amount on each calculation date is equal to the greater of (a) the previous PEDB amount or (b) the Accumulated Value.

    We will continue to recalculate the PEDB amount until the Certificate Anniversary immediately prior to the Annuitant's 91st birthday. All subsequent PEDB amounts will be recalculated for additional premium payments or partial withdrawals only.

    If the Annuitant's age on the Issue Date was 76 or older, the death benefit will be determined as of the date we receive due proof of death and is equal to the greater of:


        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (including applicable surrender charges), or


        -   the Accumulated Value.

    A partial withdrawal reduction is defined as (a) times (b) divided by (c) where:

          (a) is the death benefit immediately prior to withdrawal;

          (b) is the amount of the partial withdrawal (including applicable surrender charges); and

          (c) is the Accumulated Value immediately prior to withdrawal.

    We will pay the death benefit to the beneficiary in a lump sum unless the Certificate Holder or Beneficiary elects a settlement option. We do not pay a death benefit if the Annuitant dies after the Retirement Date.

    Other rules may apply to a Qualified Certificate.


    INCREMENTAL DEATH BENEFIT RIDER. The Incremental Death Benefit Rider provides a death benefit that is in addition to the death benefit payable under your Certificate. (This rider may not be available in all states. A registered representative can provide information on the availability of this rider.) There is no charge for this rider. The rider is not in effect if the Annuitant's age on the Issue Date is 71 or over. This rider is not available on Certificates used as Individual Retirement Annuities (IRAs).



    If the Annuitant's age on the Issue Date is less than 71, the Incremental Death Benefit Rider, on the date we receive Due Proof of Death, will be equal to 40% of a) minus b), where:


             (a)   is the Accumulated Value; and

             (b) is the sum of all premium payments less the sum of all partial withdrawal reductions (described above).

    The Incremental Death Benefit cannot exceed 50% of (b) and will never be less than zero.

    This rider does not guarantee that any amounts under the rider will become payable at death. Market declines that result in the Accumulated Value being less than the premium payments received minus any partial withdrawal reductions will result in no Incremental Death Benefit being paid.

    The following example demonstrates how the Incremental Death Benefit works. It is based on HYPOTHETICAL values and is not reflective of past or future performance of the Investment Options in the Certificate.



               TOTAL       ACCUMULATED                               INCREMENTAL
DATE       PREMIUMS PAID      VALUE        GAIN     DEATH BENEFIT   DEATH BENEFIT
5/1/2002     $100,000       $100,000           $0     $100,000              $0
5/1/2022     $100,000       $450,000     $350,000     $450,000         $50,000



    If we receive Due Proof of Death on May 1, 2022, and there were no partial withdrawals made prior to the Annuitant's death, the Incremental Death Benefit will equal $50,000. This amount is determined by multiplying the gain in the Certificate ($350,000) by 40%, which is $140,000; however, because the Incremental Death Benefit cannot exceed 50% of the total premiums paid ($100,000), the Incremental Death Benefit in this example is $50,000.

--------------------------------------------------------------------------------

PROCEEDS ON THE RETIREMENT DATE


    You select the Retirement Date. For Non-Qualified Certificates, the Retirement Date may not be after the later of the Annuitant's age 70 or 10 years after the Issue Date. For Qualified Certificates, the Retirement Date must be no later than the annuitant's age 70 1/2 or such other date as meets the requirements of the Code.



    On the Retirement Date, we will apply the proceeds under a life income annuity settlement option with ten years guaranteed, unless you choose to have the proceeds paid under another option. (See "SETTLEMENT OPTIONS.") If you elect to receive a fixed or variable life contingent settlement option, then we will not assess a surrender charge. If you elect to receive fixed annuity payments under Option 2 (Income for a Fixed Period) or Option 4 (Income of a Fixed Amount), then we assess a surrender charge by adding the number of years for which payments will be made to the number of Certificate Years that your Certificate has been in force to determine what the charge will be. If a lump sum payment is chosen, we will pay the Net Accumulated Value on the Retirement Date.


    If you die before 120 payments have been received, we will make any remaining payments to the Beneficiary. There is no death benefit payable if the Annuitant dies after the Retirement Date.

    You may change the Retirement Date at any time before distribution payments begin, subject to these limitations:

        - we must receive a written notice at the Administrative Center at least 30 days before the current Retirement Date;

        - the requested Retirement Date must be a date that is at least 30 days after receipt of the written notice; and

        - the requested Retirement Date must be no later than any date required by law.

--------------------------------------------------------------------------------

PAYMENTS

    We will usually pay any surrender, partial withdrawal or death benefit within seven days of receipt of a written request at the Administrative Center. We also require any information or documentation necessary to process the request, and in the case of a death benefit, we must receive Due Proof of Death. We may postpone payments if:

        - the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

        - the SEC permits by an order the postponement for the protection of Certificate Holders; or

        - the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

    If you have submitted a recent check or draft, we have the right to delay payment until we are assured that the check or draft has been honored.

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months. If payment has not been made within 30 days after receipt of all required documentation, or such shorter period as necessitated by a particular jurisdiction, we will add interest at the rate of 3% (or a higher rate if required by a particular state) to the amount paid from the date all documentation was received.
--------------------------------------------------------------------------------

MODIFICATION

    You may modify your Certificate only if one of our officers agrees in writing to such modification.

    Upon notification to you, we may modify your Certificate if:

        - necessary to make your Certificate or the Account comply with any law or regulation issued by a governmental agency to which the Society is subject;

        - necessary to assure continued qualification of your Certificate under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

        -   necessary to reflect a change in the operation of the Account; or

        - the modification provides additional Subaccount and/or fixed accumulation options.

    We will make the appropriate endorsement to your Certificate in the event of most such modifications.
--------------------------------------------------------------------------------

REPORTS TO CERTIFICATE HOLDERS

    We will mail to you, at least annually, a report containing the Accumulated Value of your Certificate (reflecting each Subaccount and the Declared Interest Option), premiums paid, withdrawals taken and charges deducted since your last report, and any other information required by any applicable law or regulation.

--------------------------------------------------------------------------------

INQUIRIES

    You may contact the Society in writing at our Administrative Center if you have any questions regarding your Certificate.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate some or all of your premium payments, and transfer some or all of your Accumulated Value, to the Declared Interest Option, which is part of the General Account and pays interest at declared rates guaranteed for each Certificate Year (subject to a minimum guaranteed interest rate of 3%).

    IN COMPLIANCE WITH SPECIFIC STATE INSURANCE REGULATIONS, THE DECLARED INTEREST OPTION IS NOT AVAILABLE IN ALL STATES. A REGISTERED REPRESENTATIVE CAN PROVIDE INFORMATION ON THE AVAILABILITY OF THE DECLARED INTEREST OPTION.

    The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the Society's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Society's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts, which are included in this Prospectus, are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The portion of your Accumulated Value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Society's general liabilities from business operations.

    IF THE SOCIETY'S RESERVES SHOULD BE IMPAIRED, TO THE EXTENT YOU HAVE ALLOCATED OR TRANSFERRED AMOUNTS TO THE DECLARED INTEREST OPTION, YOU MAY BE HELD RESPONSIBLE FOR A PORTION OF THE DEFICIENCY. IF YOU DO NOT SATISFY SUCH A DEFICIENCY, WE WILL APPLY THAT AMOUNT AS A DEBT AGAINST YOUR CERTIFICATE AND IT WILL ACCRUE INTEREST AT AN ANNUAL RATE OF 5%, OR YOU MAY CONSENT TO AN EQUIVALENT REDUCTION IN MEMBER BENEFITS.
--------------------------------------------------------------------------------

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

    The Declared Interest Option accumulated value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. While we intend to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee, we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates, and any interest credited on your amounts in the Declared Interest Option in excess of the minimum guaranteed rate will be determined in the sole discretion of the Society. You, therefore, assume the risk that interest credited may not exceed the guaranteed rate.

    Occasionally, we establish new current interest rates for the Declared Interest Option. The rate applicable to your Certificate is the rate in effect on your most recent Certificate Anniversary. This rate will remain unchanged until your next Certificate Anniversary (i.e., for your entire Certificate Year). During each Certificate Year, your entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during the year) is credited with the interest rate in effect for that period and becomes part of your Declared Interest Option accumulated value.

    We reserve the right to change the method of crediting interest, provided that such changes do not have the effect of reducing the guaranteed interest rate below 3% per annum, or shorten the period for which the current interest rate applies to less than a Certificate Year.

    CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value is equal to:

        - amounts allocated and transferred to the Declared Interest Option, plus

        -   interest credited, less

        -   amounts deducted, transferred or withdrawn.
--------------------------------------------------------------------------------

TRANSFERS FROM DECLARED INTEREST OPTION

    You may make an unlimited number of transfers from the Declared Interest Option to any or all of the Subaccounts in each Certificate Year. The amount you transfer may not exceed 25% of the Declared Interest Option accumulated value on the date of transfer. However, if the balance after the transfer is less than $1,000, you may transfer the entire amount.
--------------------------------------------------------------------------------

PAYMENT DEFERRAL

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. We apply a charge if you make a partial withdrawal from or surrender your Certificate during the first eight Certificate Years.

CERTIFICATE YEAR IN WHICH  CHARGE AS PERCENTAGE OF
    SURRENDER OCCURS         AMOUNT SURRENDERED
1                                      8%
2                                      7
3                                      6
4                                      5
5                                      4
6                                      3
7                                      2
8                                      1
9 and after                            0

    If surrender charges are not sufficient to cover sales expenses, the loss will be borne by the Society; conversely, if the amount of such charges proves more than enough, the Society will retain the excess. In no event will the total surrender charges assessed under a Certificate exceed 9% of the total premiums paid under that Certificate.

    If the Certificate is being surrendered, the surrender charge is deducted from the Accumulated Value in determining the Net Accumulated Value. For a partial withdrawal, the surrender charge may, at the election of the Certificate Holder, be deducted from the Accumulated Value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.


    AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. (This right is not cumulative from Certificate Year to Certificate Year.)


    SURRENDER CHARGE AT THE RETIREMENT DATE. We may assess a surrender charge against your Accumulated Value at the Retirement Date. We do not apply a surrender charge if you elect to receive a life contingent settlement option. If you select fixed annuity payments under settlement options 2 or 4, we assess a surrender charge by adding the number of years for which payments will be made to the number of Certificate Years since your Certificate inception and applying this sum in the Table of Surrender Charges.


    WAIVER OF SURRENDER CHARGE. You may surrender this Certificate without incurring a surrender charge after the first Certificate Year if the Annuitant is terminally ill (as defined in your Certificate), stays in a qualified nursing center for 90 consecutive days, or is required to satisfy minimum distribution requirements in accordance with the Code. We must receive written notification, before the Retirement Date, at the Administrative Center in order to activate this waiver.

--------------------------------------------------------------------------------

ANNUAL ADMINISTRATIVE CHARGE

    We apply an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date. We deduct this charge from your Accumulated Value and use it to reimburse us for administrative expenses relating to your Certificate. We will make the withdrawal from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. We do not assess this charge during the annuity payment period.

    We currently waive the annual administrative charge:


        - on the Issue Date if your initial premium payment is $50,000 or greater, or



        - if the Accumulated Value is $50,000 or greater on your Certificate Anniversary.


    We may terminate this waiver at any time.
--------------------------------------------------------------------------------

TRANSFER PROCESSING FEE


    We waive the transfer processing fee for the first twelve transfers during a Certificate Year, but may assess a $25 charge for each subsequent transfer. We will deduct this fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash. We may realize a profit from this fee.

--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE

    We apply a daily mortality and expense risk charge at an annual rate of 1.40% (daily rate of 0.0038091%) (approximately 1.01% for mortality risk and 0.39% for expense risk). This charge is used to compensate the Society for assuming mortality and expense risks.

    The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Certificate were established. Through these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk also includes a guarantee to pay a death benefit if the Annuitant dies before the Retirement Date. The expense risk we assume is that the annual administrative and transfer processing fees may be insufficient to cover actual future expenses.

    We may realize a profit from this charge and we may use such profit for any lawful purpose including paying distribution expenses.
--------------------------------------------------------------------------------

INVESTMENT OPTION EXPENSES

    The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. (See the Expense Tables in this Prospectus and the accompanying Investment Option prospectuses.)
--------------------------------------------------------------------------------

TAXES

    Currently, we do not charge for any federal, state or local taxes which may be incurred by the Society and be attributable to the Account or the Certificates. We reserve the right, however, to make such a charge in the future.

--------------------------------------------------------------------------------

SETTLEMENT OPTIONS
--------------------------------------------------------------------------------

    The accumulation phase of your Certificate ends on the Retirement Date you select (see "DESCRIPTION OF ANNUITY CERTIFICATE--Proceeds on the Retirement Date"). At that time, your proceeds will be applied under a settlement option, unless you elect to receive this amount in a single sum. The proceeds are the amount you apply to a settlement option. The amount of proceeds will equal either: (1) the Net Accumulated Value if you are surrendering the Certificate; (2) the death benefit if the Annuitant dies; or (3) the amount of any partial withdrawal you apply to a settlement option.


    Prior to the Retirement Date, you may elect to have your proceeds applied under a settlement option, or a Beneficiary can have the death benefit applied under a settlement option. In either case, the Certificate must be surrendered for a lump sum payment to be made, or for a supplemental contract to be issued for the settlement option. The supplemental contract will show the rights and benefits of the payee(s) under the settlement option selected.


    You can choose whether to apply any portion of your proceeds to provide either fixed annuity payments, variable annuity payments, or a combination of both. If you elect to receive variable annuity payments, then you also must select the Subaccounts to which we will apply your proceeds.

    The annuity payment date is the date you select as of which we compute annuity payments. If you elect to receive variable annuity payments, the annuity payment date may not be the 29th, 30th or 31st day of any month. We compute the first annuity payment as of the initial annuity payment date you select. All subsequent annuity payments are computed as of annuity payment dates. These dates will be the same day of the month as the initial annuity payment date or the first Business Day thereafter if the same day of a subsequent month as the initial annuity payment date is not a Business Day.

    Monthly annuity payments will be computed as of the same day each month as the initial annuity payment date. Quarterly annuity payments will be computed as of the same day in the 3rd, 6th, 9th, and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Semi-annual annuity payment dates will be computed as of the same day in the 6th and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Annual annuity payments will be computed as of the same day in each year as the initial annuity payment date. If you do not select a payment frequency, we will make monthly payments.

--------------------------------------------------------------------------------

DESCRIPTION OF SETTLEMENT OPTIONS

    Fixed Settlement Options:


    OPTION 1--DEPOSIT AT INTEREST. The proceeds are left with the Society to earn a set interest rate. The payee may elect to have the interest paid monthly, quarterly, semi-annually or annually. Under this option, the payee may withdraw part or all of the proceeds at any time.



    OPTION 2--INCOME FOR A FIXED PERIOD. The proceeds are paid in equal installments for a fixed number of years from one to 30 years.



    OPTION 3--LIFE INCOME WITH GUARANTEED PERIOD. The proceeds are paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a specified number of years. The number of years may be 10 years, 20 years or the period required for the total payments to equal the proceeds applied.


    OPTION 4--INCOME OF A FIXED AMOUNT. The proceeds are paid in equal installments (at intervals elected by the payee) for a specific amount and will continue until all the proceeds plus interest at 3% per year are exhausted.


    OPTION 5--JOINT AND SURVIVOR LIFE INCOME. The proceeds are paid in equal monthly installments while two joint payees live. When one payee dies, future payments equal to two-thirds of the initial payment will be made to the survivor for their lifetime.


    Variable Settlement Options:


    OPTION A--LIFE INCOME WITH GUARANTEED PERIOD. The proceeds are paid (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for 10 or 20 years.



    OPTION B--JOINT AND SURVIVOR LIFE INCOME. The proceeds are paid in monthly installments while two joint payees live. When one payee dies, future payments will be made to the survivor for their lifetime.


    Alternate Settlement Options:

    The Society may make available alternate settlement options.
--------------------------------------------------------------------------------

ELECTION OF SETTLEMENT OPTIONS AND ANNUITY PAYMENTS

    While the Annuitant is living, you may elect, revoke or change a settlement option at any time before the Retirement Date. Upon an Annuitant's death, if a settlement option is not in effect or if payment will be made in one lump sum under an existing option, the Beneficiary may elect one of the options.

    We will initiate an election, revocation or change of a settlement option upon receipt of your written request at the Administrative Center.

    We have provided a brief description of the available settlement options above. The term "effective date" means the date as of which the proceeds are applied to a settlement option. The term "payee" means a person who is entitled to receive payment under a settlement option.

    FIXED ANNUITY PAYMENTS. Fixed annuity payments are periodic payments we make to the designated payee. We calculate the amount of each fixed annuity payment based on:

        -   the form and duration of the settlement option chosen;


        -   the payee's age and sex;


        - the amount of proceeds applied to purchase the fixed annuity payments, and


        -   the applicable settlement option rates.

    We use a minimum annual interest rate of 3% to compute fixed annuity payments. We may, in our sole discretion, make fixed annuity payments based on a higher annual interest rate, which may be changed by the Society.

    We reserve the right to refuse the election of a settlement option, and to make a lump sum payment to the payee if:

           (1) the total proceeds would be less than $5,000;

           (2) the amount of each payment would be less than $50; or

           (3) the payee is an assignee, estate, trustee, partnership, corporation, or association.

    Under Option 1 (Interest Income), the proceeds earn a set interest rate and the payee may elect to receive some or all of the interest in equal periodic payments. Under Option 4 (Income for Fixed Amount), proceeds are paid in amounts and at intervals specified by the payee. For each other settlement option, we determine the dollar amount of the first fixed annuity payment by multiplying the dollar amount of proceeds being applied to purchase fixed annuity payments by the settlement option rate for the selected settlement option. Subsequent fixed annuity payments are of the same dollar amount unless we make payments based on an interest rate different from the interest rate we use to compute the first payment. A payee may elect to withdraw any unpaid balance of proceeds under Options 1 or 4, or may elect to receive the commuted value of any remaining payments under Option 2. Options 3 and 5 have no withdrawal rights. Reserves and net single premiums for fixed settlement options involving life contingencies are based on the "Annuity 2000" individual annuity mortality table with interest at 3% per year.

    VARIABLE ANNUITY PAYMENTS. Variable annuity payments are periodic payments we make to the designated payee, the amount of which varies from one annuity payment date to the next as a function of the investment performance of the Subaccounts selected to support such payments. The payee may elect to receive variable annuity payments only under Option A (Life Income Option with Term Certain) and Option B (Joint and 100% to Survivor Monthly Life Income Option). We determine the dollar amount of the first variable annuity payment by multiplying the dollar amount of proceeds being applied to purchase variable annuity payments on the effective date by the settlement option rate for the selected settlement option. Therefore, the dollar amount of the first variable annuity payment will depend on:

        -   the dollar amount of proceeds being applied to a settlement option;

        -   the settlement option selected;

        -   the age and sex of the payee; and

        - the assumed interest rate used in the variable settlement option tables (5% per year).

    We calculate the dollar amount of the initial variable annuity payment attributable to each Subaccount by multiplying the dollar amount of proceeds to be allocated to that Subaccount on the effective date by the settlement option rate for the selected settlement option. The dollar value of the total initial variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    An "annuity unit" is a measuring unit we use to monitor the value of the variable annuity payments. We determine the number of annuity units attributable to a Subaccount by dividing the initial variable annuity payment attributable to that Subaccount by the annuity unit value (described below) for that Subaccount for the Valuation Period ending on the effective date or during which the effective date falls if no Valuation Period ends on such date. The number of annuity units attributable to each Subaccount remains constant unless there is an exchange of annuity units (see "EXCHANGING ANNUITY UNITS" below).

    We calculate the dollar amount of each subsequent variable annuity payment attributable to each Subaccount by multiplying the number of annuity units of that Subaccount by the annuity unit value for that Subaccount for the Valuation Period ending as of the annuity payment date. The dollar value of each subsequent variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    The annuity unit value of each Subaccount for its first Valuation Period was set at $1.00. The annuity unit value for each subsequent Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

           (a) is the annuity unit value for the immediately preceding Valuation Period;

           (b) is the net investment factor for that Valuation Period (described below); and

           (c) is the daily assumed interest factor for each day in that Valuation Period. The assumed interest rate we use for variable annuity settlement options is 5% per year. The daily assumed interest factor derived from an assumed interest rate of 5% per year is 0.9998663.

    We calculate the net investment factor for each Subaccount for each Valuation Period by dividing (x) by (y) and subtracting (z) from the result where:

           (x) is the net result of:

               1. the value of the net assets in the Subaccount as of the end of the current Valuation Period; PLUS

               2. the amount of investment income and capital gains, realized or unrealized, credited to the net assets of the Subaccount during the current Valuation Period; MINUS

               3. the amount of capital losses, realized or unrealized, charged against the net assets of the Subaccount during the current Valuation Period;

           (y) is the net asset value of the Subaccount for the immediately preceding Valuation Period; and

           (z) is the daily amount charged for mortality and expense risks for each day of the current Valuation Period.

    If the annualized net investment return of a Subaccount for an annuity payment period is equal to the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will equal the payment for the prior period. If the annualized net investment return of a Subaccount for an annuity payment period exceeds the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will be greater than the payment for the prior period. To the extent that such annualized net investment return is less than the assumed interest rate, the payment for that period will be less than the payment for the prior period.

    For variable annuity payments, we reserve the right to:

           (1) refuse the election of a settlement option if total proceeds are less than $5,000;

           (2) refuse to make payments of less than $50 each; or

           (3) refuse the election of a settlement option if the payee is an assignee, estate, trustee, partnership, corporation or association.

    EXCHANGING ANNUITY UNITS. By making a written or telephone request to us at any time after the effective date, the payee may exchange the dollar value of a designated number of annuity units of a particular Subaccount for an equivalent dollar amount of annuity units of another Subaccount. The exchange request will take effect as of the end of the Valuation Period when we receive the request. On the date of the exchange, the dollar amount of a variable annuity payment generated from the annuity units of either Subaccount would be the same. The payee may exchange annuity units of one Subaccount for annuity units of another Subaccount an unlimited number of times. We only permit exchanges of annuity units between the Subaccounts.

    SURRENDERS. By written request, a payee may make a full surrender of the remaining term certain payments in a variable settlement option and receive the surrender value. We do not allow any partial withdrawals of the dollar amounts allocated to a variable settlement option. The surrender value is equal to:

           (a) the commuted value of remaining term certain payments in a settlement option; MINUS

           (b) a commutation fee that varies by year since the Retirement Date.

    The commuted value is the present value of the remaining stream of term certain payments in a variable settlement option, computed using the assumed interest rate and the annuity unit value(s) calculated as of the date we receive your surrender request. We assume that each payment under a variable settlement option would be equal to the sum of the number of annuity units in each Subaccount multiplied by the applicable annuity unit value for each Subaccount as of the end of the Valuation Period on the payment date selected.


    We will deduct a commutation fee (surrender charge) on any full surrenders requested during the first six years of a variable settlement option. We assess the commutation fee as a percentage of the original proceeds. The commutation fee begins at 6% during the first year of a variable settlement option and declines by 1% in each of the next five years. Full surrenders requested after the sixth year of a variable settlement option are not subject to a commutation fee. In addition, if you elect to receive variable annuity payments, then we do not assess a surrender charge against the proceeds applied to a variable settlement option on the Retirement Date. See "FEDERAL TAX MATTERS" for a discussion on the tax consequences of surrenders.


    Please refer to APPENDIX A for more information on variable annuity payments.

--------------------------------------------------------------------------------

YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    We may advertise, or include in sales literature, yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may also advertise, or include in sales literature, performance relative to certain performance rankings and indices compiled by independent rating organizations. You may refer to the Statement of Additional Information for more detailed information relating to performance.

    The effective yield and total return calculated for each Subaccount is based on the investment performance of the corresponding Investment Option, which includes the Investment Option's total operating expenses. (See the accompanying Investment Option prospectuses.)


    The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. This yield is calculated by assuming that the income generated during that 30-day or one-month period is generated each period over 12-months and is shown as a percentage of the investment. The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. This yield is calculated by assuming that the income generated for that seven-day period is generated each period for 52-weeks and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.


    The total return of a Subaccount refers to return quotations of an investment in a Subaccount for various periods of time. Total return figures are provided for each Subaccount for one, five and ten year periods, respectively. For periods prior to the date the Account commenced operations, performance information is calculated based on the performance of the Investment Options and the assumption that the Subaccounts were in existence for those same periods, with the level of Certificate charges which were in effect at inception of the Subaccounts.

    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. The standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if you terminated your Certificate at the end of each period indicated).

    In addition to standardized average annual total return, non-standardized total return information may be used in advertisements or sales literature. Non-standardized return information will be computed on the same basis as described above, but does not include a surrender charge. In addition, the Society may disclose cumulative total return for Certificates funded by Subaccounts.

    Each Investment Option's yield and standardized and non-standardized average annual total returns may also be disclosed, which may include investment periods prior to the date the Account commenced operations. Non-standardized performance data will only be disclosed if standardized performance data is also disclosed. Please refer to the Statement of Additional Information for additional information regarding the calculation of other performance data.

    In advertising and sales literature, Subaccount performance may be compared to the performance of other issuers of variable annuity contracts which invest in mutual fund portfolios with similar investment objectives. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers according to investment objectives on an industry-wide basis.

    The rankings provided by Lipper include variable life insurance issuers as well as variable annuity issuers, whereas the rankings provided by VARDS compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deductions for operating expenses. Other independent ranking services and indices may also be used as a source of performance comparison.

    We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

    This discussion is based on the Society's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of these current tax laws and interpretations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

    A Certificate may be purchased on a non-qualified basis ("Non-Qualified Certificate") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Certificate"). A Qualified Certificate is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The effect of federal income taxes on amounts held under a Certificate or annuity payments, and on the economic benefit to the Certificate Holder, the Annuitant or the Beneficiary depends on the type of retirement plan, and the tax and employment status of the individual concerned. In addition, an individual must satisfy certain requirements in connection with:

        - purchasing a Qualified Certificate with proceeds from a tax-qualified plan, and

        - receiving distributions from a Qualified Certificate in order to continue to receive favorable tax treatment.

    Therefore, purchasers of Qualified Certificates are encouraged to seek competent legal and tax advice regarding the suitability and tax considerations specific to their situation. The following discussion assumes that Qualified Certificates are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
--------------------------------------------------------------------------------

TAX STATUS OF THE CERTIFICATE

    The Society believes that the Certificate will be subject to tax as an annuity contract under the Code, which generally means that any increase in Accumulated Value will not be taxable until monies are received from the Certificate, either in the form of annuity payments or in some other form. The following Code requirement must be met in order to be subject to annuity contract treatment for tax purposes:

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments must be "adequately diversified" in accordance with Treasury regulations in order for the Certificate to qualify as an annuity contract for federal tax purposes. The Account, through each Investment Option, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in each Subaccount may be invested. We do not have control over the Funds or their investments. Nonetheless, the Society believes that each Investment Option in which the Account owns shares will meet the diversification requirements.

    CERTIFICATE HOLDER CONTROL. In certain circumstances, Certificate Holders of variable contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their certificates. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Certificate Holder's gross income. The IRS has stated in published rulings that a variable annuity Certificate Holder will be considered the Certificate Holder of separate account assets if the Certificate Holder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Certificate Holder), rather than the insurance company, to be treated as the Certificate Holder of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."


    The ownership rights under the Certificates are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Certificate Holders were not owners of separate account assets. For example, the Certificate Holder has additional flexibility in allocating premium payments and Accumulated Values. These differences could result in a Certificate Holder being treated as the owner of a pro-rata portion of the assets of the Account. In addition, the Society does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Society therefore reserves the right to modify the Certificate as necessary to attempt to prevent the Certificate Holder from being considered the owner of the assets of the Account.


    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Certificate to provide that:

        - if any Certificate Holder dies on or after the Retirement Date but before the interest in the Certificate has been fully distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Certificate Holder's death; and

        - if any Certificate Holder dies prior to the date annuity payments begin, the interest in the Certificate will be distributed within five years after the date of the Certificate Holder's death.


    These requirements will be considered satisfied as to any portion of the Certificate Holder's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Certificate Holder's death. The Certificate Holder's designated Beneficiary is the person named by such Certificate Holder as a Beneficiary and to whom control of the Certificate passes by reason of death and must be a natural person. However, if the designated Beneficiary is the surviving spouse of the Certificate Holder, the Certificate may be continued with the surviving spouse as the new Certificate Holder.


    Non-Qualified Certificates contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Society intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

    Other rules may apply to Qualified Certificates.
--------------------------------------------------------------------------------

TAXATION OF ANNUITIES

THE FOLLOWING DISCUSSION ASSUMES THAT THE CERTIFICATES WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

    IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Society believes that a Certificate Holder who is a natural person is not taxed on increases in the value of a Certificate until distribution occurs through a partial withdrawal, surrender or annuity payment. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulated Value (and in the case of a Qualified Certificate, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or settlement option) is taxable as ordinary income.

    NON-NATURAL CERTIFICATE HOLDER. A non-natural Certificate Holder of an annuity contract generally must include any excess of cash value over the "investment in the contract" as income during the taxable year. However, there are some exceptions to this rule. Certain Certificates will generally be treated as held by a natural person if:

        - the nominal Certificate Holder is a trust or other entity which holds the Certificate as an agent for a natural person (but not in the case of certain non-qualified deferred compensation arrangements);

        - the Certificate is acquired by an estate of a decedent by reason of the death of the decedent;

        -   the Certificate is issued in connection with certain Qualified
            Plans;

        - the Certificate is purchased by an employer upon the termination of certain Qualified Plans;

        - the Certificate is used in connection with a structured settlement agreement; or

        - the Certificate is purchased with a single payment within a year of the annuity starting date and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    A prospective Certificate Holder that is not a natural person should discuss these exceptions with their tax adviser.

    THE FOLLOWING DISCUSSION GENERALLY APPLIES TO CERTIFICATES OWNED BY NATURAL PERSONS.

    PARTIAL WITHDRAWALS. Under Section 72(e) of the Code, if a partial withdrawal is taken from a Qualified Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Certificate to the participant's total accrued benefit or balance under the retirement plan. The "investment in the Certificate" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Certificate which was not excluded from the individual's gross income. For Certificates issued in connection with qualified plans, the investment in the Certificate can be zero. Special tax rules may be available for certain distributions from Qualified Certificates, and special rules apply to distributions from Roth IRAs.

    Under Section 72(e) of the Code, if a partial withdrawal is taken from a Non-Qualified Certificate (including a withdrawal under the systematic withdrawal option), amounts received are generally first treated as taxable income to the extent that the Accumulated Value immediately before the partial withdrawal exceeds the investment in the certificate at that time. Any additional amount withdrawn is not taxable.

    In the case of a surrender under a Qualified or Non-Qualified Certificate, the amount received generally will be taxable only to the extent it exceeds the investment in the certificate.

    Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity Certificate for another and the Certificate received is treated as a new Certificate for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to
    Section 1035 transactions and prospective Certificate Holders wishing to take advantage of Section 1035 should consult their tax adviser.


    ANNUITY PAYMENTS. Although tax consequences may vary depending on the settlement option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Certificate ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Certificate has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Certificate because of the death of the Certificate Holder. Generally, such amounts are includible in the income of the recipient as follows:

        - if distributed in a lump sum, they are taxed in the same manner as a surrender of the Certificate, or

        - if distributed under a settlement option, they are taxed in the same way as annuity payments.

    For these purposes, the investment in the Certificate remains the amount of any purchase payments which were not excluded from gross income.

    PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Certificate, a 10% federal tax penalty may be imposed. However, generally, there is no penalty applied on distributions:

        -   made on or after the taxpayer reaches age 59 1/2;

        - made on or after the death of the holder (or if the holder is not an individual, the death of the Annuitant);

        -   attributable to the taxpayer becoming disabled;


        - as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary;


        - made under certain annuities issued in connection with structured settlement agreements;

        - made under an annuity contract that is purchased with a single premium when the Retirement Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period; and

        - any payment allocable to an investment (including earnings thereon) made before August 14, 1982 in a Certificate issued before that date.

    Other tax penalties may apply to certain distributions under a Qualified Certificate. Certificate Holders should consult their tax adviser.

    ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that any charges or deemed charges for certain optional benefits should be treated as taxable distributions to you. In particular, the Internal Revenue Service could take the position that any deemed charges associated with the Incremental Death Benefit Rider constitute a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to your reaching age 59 1/2. Although we do not believe that these amounts, if any, should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the Contract.
--------------------------------------------------------------------------------

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CERTIFICATE

    Certain tax consequences may result upon:

        -   a transfer of control of a Certificate,


        - the designation of a payee or other Beneficiary who is not also the Certificate Holder,


        -   the selection of certain Retirement Dates, or

        -   the exchange of a Certificate.

    A Certificate Holder contemplating any of these actions should consult their tax adviser.

--------------------------------------------------------------------------------

WITHHOLDING

    Generally, distributions from a Certificate are subject to withholding of federal income tax at a rate which varies according to the type of distribution and the Certificate Holder's tax status. The Certificate Holder generally can elect not to have withholding apply.

    Eligible rollover distributions from section 401(a) plans, section 403(a) annuities and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An "eligible rollover distribution" is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Certificate Holder chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.
--------------------------------------------------------------------------------

MULTIPLE CERTIFICATES

    All non-qualified deferred annuity Certificates entered into after
    October 21, 1988 that are issued by the Society (or its affiliates) to the same Certificate Holder during any calendar year are treated as one annuity Certificate for purposes of determining the amount includible in gross income under Section 72(e). This rule could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Certificates purchased by the same Certificate Holder. Accordingly, a Certificate Holder should consult a competent tax adviser before purchasing more than one annuity Certificate.
--------------------------------------------------------------------------------

TAXATION OF QUALIFIED PLANS

    The Certificates are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

        -   contributions in excess of specified limits;

        -   distributions prior to age 59 1/2 (subject to certain exceptions);

        - distributions that do not conform to specified commencement and minimum distribution rules; and

        -   other specified circumstances.


    Therefore, no attempt is made to provide more than general information about the use of the Certificates with the various types of qualified retirement plans. Certificate Holders, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Certificate, but the Society shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Certificate, unless the Society consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Certificate administration procedures. Certificate Holders, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Certificates comply with applicable law. For qualified plans under
    Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Certificate Holder (or plan participant)
    (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Certificate

    Holder (or plan participant) reaches age 70 1/2. For IRAs described in
    Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Certificate Holder (or plan participant) reaches age 70 1/2. For Roth IRAs under Section 408A, distributions are not required during the Certificate Holder's (or plan participant's) lifetime. Brief descriptions follow of the various types of qualified retirement plans available in connection with a Certificate. The Society will amend the Certificate as necessary to conform it to the requirements of the Code.


    CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10
    PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or both may result if this Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. Employers intending to use the Certificate with such plans should seek competent advice.


    INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Certificate for use with IRAs may be subject to special requirements of the Internal Revenue Service. Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.



    The Internal Revenue Service has not yet reviewed the Certificate for use as any type of IRA. Individuals using the Certificate in such manner may want to consult their tax adviser.



    SEP IRAS. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.



    SIMPLE IRAS. Section 408(p) of the Code permits small employers to establish SIMPLE IRAs under which employees may elect to defer a percentage of their compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a SIMPLE IRA are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


    ROTH IRAS. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or conversion from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. Such conversions are subject to a 10% penalty tax if they are distributed before five years have passed since the year of the conversion. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made:

        -   before age 59 1/2 (subject to certain exceptions), or

        - during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

    TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Certificate that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code
    section 403(b) annuity contracts of:

        - elective contributions made in years beginning after December 31, 1988;

        -   earnings on those contributions; and

        - earnings in such years on amounts held as of the last year beginning before January 1, 1989.

    Distribution of those amounts may only occur upon:

        -   death of the employee,

        -   attainment of age 59 1/2,

        -   separation from service,

        -   disability, or

        -   financial hardship.

    In addition, income attributable to elective contributions may not be distributed in the case of hardship.

    INCREMENTAL DEATH BENEFIT RIDER. The Incremental Death Benefit Rider causes the death benefit to exceed the greater of the premiums paid or the Accumulated Value. This death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Certificate in connection with such plans should consult their tax adviser.


    RESTRICTIONS UNDER QUALIFIED CERTIFICATES. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Certificates or under the terms of the plans in respect of which Qualified Certificates are issued.

--------------------------------------------------------------------------------

POSSIBLE CHARGE FOR THE SOCIETY'S TAXES

    The Society currently makes no charge against the Accumulated Value for any Federal, state or local taxes that may be incurred by the Society and be attributable to the Subaccounts or the Certificates. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that the Society determines to be properly attributable to the Subaccounts or to the Certificates.
--------------------------------------------------------------------------------

OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the Federal tax consequences under these Certificates are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of current law. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Certificate could change by legislation or otherwise. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Certificate depend on the individual circumstances of each Certificate Holder or recipient of the distribution. You should consult your tax adviser for further information.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CERTIFICATES
--------------------------------------------------------------------------------

    The Certificates will be offered to members and prospective members of the Society on a continuous basis. We do not anticipate discontinuing the offering of the Certificates, but reserve the right to do so. Applications for Certificates are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell the variable annuity and/or variable life insurance certificates for the Society, are also registered representatives of MWA Financial Services, Inc. ("MWAFS"), broker-dealers having selling agreements with MWAFS or broker-dealers having selling agreements with such broker-dealers. MWAFS is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is an affiliate of the Society.

    MWAFS serves as the Principal Underwriter, as defined in the 1940 Act, of the Certificates for the Account pursuant to an Underwriting Agreement between the Society and MWAFS and is not obligated to sell any specific number of Certificates. MWAFS was established on February 2, 2001 and its principal business address is 1701 1st Avenue, Rock Island, Illinois 61201.


    The Society may pay sales representatives commissions up to an amount equal to 3% of the premiums paid under a Certificate during the first Certificate Year, 2% of the premiums paid in the second and subsequent Certificate Years, as well as other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Certificates that are not described under "CHARGES AND DEDUCTIONS."


    Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

--------------------------------------------------------------------------------

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

    The Society, like other insurers, is involved in lawsuits. Currently, there are no class action lawsuits naming the Society as a defendant or involving the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Society believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Account or the Society.

--------------------------------------------------------------------------------

VOTING RIGHTS
--------------------------------------------------------------------------------

    To the extent required by law, the Society will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, the Society determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

    The number of votes you have the right to instruct will be calculated separately for each Subaccount to which you have allocated or transferred Accumulated Value or proceeds, and may include fractional votes. The number of votes attributable to a Subaccount is determined by dividing your Accumulated Value or proceeds in that Subaccount by the net asset value per share of the Investment Option of the corresponding Subaccount.

    The number of votes of an Investment Option which are available to you is determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. For each Subaccount in which you have a voting interest, you will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.


    The Society will vote Fund shares attributable to Certificates as to which no timely instructions are received (as well as any Fund shares held in the Account which are not attributable to Certificates) in proportion to the voting instructions received with respect to all Certificates participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro-rata basis to reduce the votes eligible to be cast on a matter.


--------------------------------------------------------------------------------


FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


    The audited statutory-basis statements of admitted assets, liabilities and surplus of the Society as of December 31, 2000 and 1999, and the related statements of operations, surplus and cash flows for each of the three years in the period ended December 31, 2000, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information. The unaudited statutory-basis financial statements of the Society as of and for the nine-months ended September 30, 2001 are also contained in the Statement of Additional Information. They should not be considered as bearing on the investment performance of the assets held in the Account.



    No financial information for the Account is included because it had no assets and incurred no liabilities as of the date of this Prospectus.

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--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

CALCULATING VARIABLE ANNUITY PAYMENTS

    The following chart has been prepared to show how investment performance could affect variable annuity payments over time. It illustrates the variable annuity payments under a supplemental contract issued in consideration of proceeds from a Non-Qualified Certificate. The chart illustrates certain variable annuity payments under five hypothetical rate of return scenarios. Of course, the illustrations merely represent what such payments might be under a HYPOTHETICAL supplemental contract issued for proceeds from a HYPOTHETICAL Certificate.

     WHAT THE CHART ILLUSTRATES. The chart illustrates the first monthly payment in each of 25 years under a hypothetical variable payment supplemental contract issued in consideration of proceeds from a hypothetical Non-Qualified Certificate assuming a different hypothetical rate of return for a single Subaccount supporting the supplemental contract. The chart assumes that the first monthly payment in the initial year shown is $1,000.


     HYPOTHETICAL RATES OF RETURN. The variable annuity payments reflect five different assumptions for a constant investment return before fees and expenses: 0.00%, 3.59%, 7.18%, 9.59% and 12.00%. Net of all expenses, these constant returns are: -2.18%, 1.41%, 5.00%, 7.41% and 9.82%. The first variable annuity payment for each year reflects the 5% Assumed Interest Rate net of all expenses for the Subaccount (and the underlying Funds) pro-rated for the month shown. Fund management fees and operating expenses are assumed to be at an annual rate of 0.78% of their average daily net assets. This is the average of Fund expenses shown in the Annual Investment Option Expenses table on page 6. The mortality and expense risk charge is assumed to be at an annual rate of 1.40% of the illustrated Subaccount's average daily net assets.


    THE FIRST MONTHLY VARIABLE ANNUITY PAYMENTS DEPICTED IN THE CHART ARE BASED ON HYPOTHETICAL SUPPLEMENTAL CONTRACTS AND HYPOTHETICAL INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. THE SOCIETY DOES NOT GUARANTEE OR EVEN SUGGEST THAT ANY SUBACCOUNT, CERTIFICATE OR SUPPLEMENTAL CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE CHART IS FOR ILLUSTRATION PURPOSES ONLY AND DOES NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. The first variable annuity payment in each year under an actual supplemental contract issued in connection with an actual Certificate will be more or less than those shown if the actual returns of the Subaccount(s) selected by the Certificate Holder are different from the hypothetical returns. Because a Subaccount's investment return will fluctuate over time, variable annuity payments actually received by a payee will be more or less than those shown in this illustration. Also, in an actual case, the total amount of variable annuity payments ultimately received will depend upon the settlement option selected and the life of the payee. See the Prospectus section titled "SETTLEMENT OPTIONS--Election of Settlement Options and Annuity Payments."

     ASSUMPTIONS ON WHICH THE HYPOTHETICAL SUPPLEMENTAL CONTRACT AND CERTIFICATE ARE BASED. The chart reflects a hypothetical supplemental contract and Certificate. These, in turn, are based on the following assumptions:

        -   The hypothetical Certificate is a Non-Qualified Certificate

        - The supplemental contract is issued in consideration of proceeds from the hypothetical Certificate

        - The proceeds applied under the supplemental contract represent the entire Net Accumulated Value of the Certificate and are allocated to a single Subaccount


        - The single Subaccount has annual constant rates of return before fees and expenses of 0.00%, 3.59%, 7.18%, 9.59% and 12.00%

        -   Assumed Interest Rate is 5% per year

        -   The payee elects to receive monthly variable annuity payments

        - The proceeds applied to the purchase of annuity units as of the effective date of the supplemental contract under the annuity settlement option selected results in an initial variable annuity payment of $1,000

    For a discussion of how a Certificate Holder or payee may elect to receive monthly, quarterly, semi-annual or annual variable annuity payments, see "SETTLEMENT OPTIONS."


     ASSUMED INTEREST RATE. Among the most important factors that determines the amount of each variable annuity payment is the Assumed Interest Rate. Under supplemental contracts available as of the date of this Prospectus, the Assumed Interest Rate is 5%. Variable annuity payments will increase in size from one annuity payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate, and will decrease if the annualized net rate of return over the same period is less than the Assumed Interest Rate. (The Assumed Interest Rate is an important component of the net investment factor.) For a detailed discussion of the Assumed Interest Rate and net investment factor, see "SETTLEMENT OPTIONS."


     THE $1,000 INITIAL MONTHLY VARIABLE ANNUITY PAYMENT. The hypothetical supplemental contract has an initial monthly variable annuity payment of $1,000. The dollar amount of the first variable annuity payment under an actual supplemental contract will depend upon:

        -   the amount of proceeds applied

        -   the annuity settlement option selected

        - the settlement option rates in the supplemental contract on the effective date

        - the Assumed Interest Rate under the supplemental contract on the effective date

        -   the age of the payee

        -   in most cases, the sex of the payee

    For each column in the chart, the entire proceeds are allocated to a Subaccount having a constant rate of return as shown at the top of the column. However, under an actual supplemental contract, proceeds are often allocated among several Subaccounts. The dollar amount of the first variable annuity payment attributable to each Subaccount is determined under an actual supplemental contract by dividing the dollar value of the proceeds applied to that Subaccount as of the effective date by $1,000, and multiplying the result by the annuity purchase rate in the supplemental contract for the settlement option selected. The amount of the first variable annuity payment is the sum of the first payments attributable to each Subaccount to which proceeds were allocated. For a detailed discussion of how the first variable annuity payment is determined, see "SETTLEMENT OPTIONS." For comparison purposes, hypothetical monthly fixed annuity payments are shown in the column using a 5% net Assumed Interest Rate.

                 INITIAL MONTHLY PAYMENTS FOR EACH YEAR SHOWN,
                       ASSUMING A CONSTANT RATE OF RETURN



CERTIFICATE   0.00% GROSS     3.59% GROSS     7.18% GROSS   9.59% GROSS   12.00% GROSS
YEAR           -2.18% NET      1.41% NET       5.00% NET     7.41% NET     9.82% NET
1                $1,000          $1,000         $1,000        $1,000         $1,000
2                   932             966          1,000         1,023          1,046
3                   868             933          1,000         1,046          1,094
4                   809             901          1,000         1,070          1,144
5                   753             870          1,000         1,095          1,197
6                   702             840          1,000         1,120          1,252
7                   654             812          1,000         1,146          1,309
8                   609             784          1,000         1,172          1,369
9                   567             757          1,000         1,199          1,432
10                  529             731          1,000         1,227          1,498
11                  492             706          1,000         1,255          1,566
12                  459             682          1,000         1,284          1,638
13                  427             659          1,000         1,313          1,714
14                  398             636          1,000         1,343          1,792
15                  371             614          1,000         1,374          1,875
16                  346             593          1,000         1,406          1,961
17                  322             573          1,000         1,438          2,051
18                  300             554          1,000         1,471          2,145
19                  279             535          1,000         1,505          2,243
20                  260             516          1,000         1,539          2,346
21                  243             499          1,000         1,574          2,454
22                  226             482          1,000         1,611          2,566
23                  210             465          1,000         1,647          2,684
24                  196             449          1,000         1,685          2,807
25                  183             434          1,000         1,724          2,936

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE
                                                                           ----
ADDITIONAL CERTIFICATE PROVISIONS........................................   1
      The Certificate....................................................   1
      Incontestability...................................................   1
      Misstatement of Age or Sex.........................................   1
CALCULATION OF YIELDS AND TOTAL RETURNS..................................   1
      Money Market Subaccount Yields.....................................   1
      Other Subaccount Yields............................................   2
      Average Annual Total Returns.......................................   3
      Other Total Returns................................................   6
      Effect of the Administrative Charge on Performance Data............   6
EXPERTS..................................................................   7
OTHER INFORMATION........................................................   7
FINANCIAL STATEMENTS.....................................................   7


                                    SAI-TOC

If you would like a copy of the Statement of Additional Information, please complete the information below and detach and mail this card to the Society at the address shown on the cover of this Prospectus.

Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City, State, Zip
-------------------------------------------------------------------------------

                               TEAR AT PERFORATION

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                           MODERN WOODMEN OF AMERICA

                 Home Office:                      Variable Product Administrative Center:
               1701 1st Avenue                                   PO Box 9284
         Rock Island, Illinois 61201                        Des Moines, Iowa 50306
                                                                1-877-249-3692

               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

       INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE


This Statement of Additional Information contains additional information to the Prospectus for the flexible premium deferred variable annuity certificate (the "Certificate") offered by Modern Woodmen of America (the "Society"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectus for the Certificate. The Prospectus for the Certificate is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy of the Prospectus by writing or calling our Administrative Center at the address or toll-free phone number shown above.



                                 [     ], 2002

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                             PAGE
                                                                             ----
ADDITIONAL CERTIFICATE PROVISIONS..........................................    1
      The Certificate......................................................    1
      Incontestability.....................................................    1
      Misstatement of Age or Sex...........................................    1
CALCULATION OF YIELDS AND TOTAL RETURNS....................................    1
      Money Market Subaccount Yields.......................................    1
      Other Subaccount Yields..............................................    2
      Average Annual Total Returns.........................................    3
      Other Total Returns..................................................    6
      Effect of the Administrative Charge On Performance Data..............    6
EXPERTS....................................................................    7
OTHER INFORMATION..........................................................    7
FINANCIAL STATEMENTS.......................................................    7

--------------------------------------------------------------------------------

ADDITIONAL CERTIFICATE PROVISIONS
--------------------------------------------------------------------------------

THE CERTIFICATE


    The Certificate includes the basic Certificate, the application, any endorsement or additional benefit riders, all other attached papers and the Articles of Incorporation and By-Laws of the Society which are in force on the Issue Date. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Certificate unless it is contained in the application.

--------------------------------------------------------------------------------

INCONTESTABILITY


    We will not contest the Certificate from its Issue Date.

--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the annuitant has been misstated, we will pay that amount which the premiums actually paid would have purchased at the correct age and sex.

--------------------------------------------------------------------------------

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    The Society may disclose yields, total returns and other performance data for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.
--------------------------------------------------------------------------------


MONEY MARKET SUBACCOUNT YIELDS



    Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a specific seven-day period. This figure is computed by determining the net change (exclusive of realized gains and losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Certificate with a balance of 1 subaccount unit at the beginning of the period, dividing this net change by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.


    The net change in account value reflects:

        - net income from the Investment Option attributable to the hypothetical account; and

        - charges and deductions imposed under the Certificate attributable to the hypothetical account.

    The charges and deductions include per unit charges for the hypothetical account for:

        -   the annual administrative charge and

        -   the mortality and expense risk charge.

    For purposes of calculating current yields for a Certificate, an average per unit administrative charge is used based on the $30 administrative charge deducted at the beginning of each Certificate Year. Current yield will be calculated according to the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS  =    the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income)
          for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS - ES)/UV)) TO THE POWER OF 365/7 - 1

Where:

NCS  =    the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income)
          for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.


    The yield for the Money Market Subaccount will be lower than the yield for
    the            Investment Option due to the charges and deductions imposed under the Certificate.



    The current and effective yields of the Money Market Subaccount normally fluctuate on a daily basis and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The actual yield is affected by:


        -   changes in interest rates on money market securities,


        -   the average portfolio maturity of the Money Market Investment
            Option,


        - the quality of portfolio securities held by this Investment Option, and


        -   the operating expenses of the Money Market Investment Option.


    Yields may also be presented for other periods of time.
--------------------------------------------------------------------------------

OTHER SUBACCOUNT YIELDS


    Advertisements and sales literature may quote the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for a Certificate for 30-day or one month periods. The annualized yield of a Subaccount refers to income generated by that Subaccount during a 30-day or one-month period which is assumed to be generated each period over a 12-month period.


    The yield is computed by:

        1) dividing net investment income of the Investment Option attributable to the subaccount units less subaccount expenses for the period; by

        2) the offering price per unit at the close of the last day of the period multiplied by the daily average number of units outstanding for the period; by


        3)  compounding that yield for a six-month period; and by

        4)  multiplying that result by 2.


    The annual administrative charge (deducted at the beginning of each Certificate Year) and the mortality and expense risk charge are included in the expenses of the Subaccounts. For purposes of calculating the 30-day or one-month yield, an average administrative charge per dollar of Certificate value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:


Yield = 2 X ((((NI - ES)/(U X UV)) + 1) TO THE POWER OF 6 - 1)

Where:

NI   =    net investment income of the Investment Option for the 30-day or one-month period attributable to the subaccount's units.

ES   =    expenses of the subaccount for the 30-day or one-month period.

U    =    the average number of units outstanding.

UV   =    the unit value at the close of the last day in the 30-day or one-month period.

    The yield for each Subaccount will be lower than the yield for the corresponding Investment Option due to the various charges and deductions imposed under the Certificate.

    The yield for each Subaccount normally will fluctuate over time and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield is affected by the quality of portfolio securities held by the corresponding Investment Option and its operating expenses.

    The surrender charge is not considered in the yield calculation.
--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns for the Subaccounts for various periods of time, including periods before the Subaccounts were in existence. Total return figures are provided for each Subaccount for one, five and ten year periods. Average annual total returns may also be disclosed for other periods of time.

    Adjusted historic average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The last date of each period is the most recent month-end practicable.

    Adjusted historic average annual total returns for each Subaccount are calculated based on the assumption that the Subaccounts were in existence during the stated periods with the level of Certificate charges which were in effect at the inception of each Subaccount (see four columns under "Investment Option" heading below). For purposes of calculating average annual total return, an average annual administrative charge per dollar of Certificate value is used. The calculation also assumes surrender of the Certificate at the end of the period. The total return will then be calculated according to the following formula:


TR = (ERV/P)TO THE POWER OF 1/N - 1

Where:

TR   =    the average annual total return net of subaccount recurring charges.

ERV  =    the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

P    =    a hypothetical initial payment of $1,000.

N    =    the number of years in the period.



The following chart provides the adjusted historic average annual total return information for the Subaccounts.



                                                          INVESTMENT OPTION
                                           FOR THE    FOR THE    FOR THE    FOR THE PERIOD
                                           1-YEAR     5-YEAR     10-YEAR     FROM DATE OF
                                           PERIOD     PERIOD     PERIOD      INCEPTION OF
                                            ENDED      ENDED      ENDED    INVESTMENT OPTION
SUBACCOUNT                                12/31/00   12/31/00   12/31/00      TO 12/31/00
American Century
  VP Ultra Fund(1)                             --         --         --             --
  VP Vista Fund(1)                             --         --         --             --
Dreyfus
  VIF Appreciation Portfolio -- Initial
  Share Class(2)                           (10.16)%    15.68%        --          15.13%
  VIF Disciplined Stock Portfolio --
  Initial Share Class(3)                   (17.97)        --         --          14.94
  VIF Growth & Income Portfolio --
  Initial Share Class(4)                   (13.04)      9.43         --          14.81
  VIF International Equity Portfolio --
  Initial Share Class(4)                   (24.65)      8.70         --           7.16
  VIF Small Cap Portfolio -- Initial
  Share Class(5)                             3.11      10.30      32.64%         31.73
  Dreyfus Socially Responsible Growth
  Fund, Inc. -- Service Share Class(6)     (19.71)     15.82         --          16.67
EquiTrust Variable Insurance Series Fund
  Blue Chip(7)                             (17.40)     12.69      14.50          14.82
  High Grade Bond(8)                         0.79       4.22       6.35           7.06
  High Yield Bond(8)                        (6.76)      4.10       8.48           7.87
  Managed(8)                                17.19       5.28       9.10           8.10
  Money Market(9)                            6.51       2.53       2.92           3.14
  Value Growth(8)                            8.25      (1.85)      5.48           3.81
Fidelity Variable Insurance Products Funds
  VIP Contrafund(10)                       (15.65)     15.17         --          18.93
  VIP Growth(11)                           (19.67)     16.71      18.34          14.69
  VIP Growth & Income(12)                  (12.89)        --       8.16          12.26
  VIP High Income Portfolio(13)            (30.30)     (1.03)        --           6.62
  VIP Index 500(14)                        (18.12)     15.33         --          15.28
  VIP Mid Cap Portfolio(13)                 23.51         --                     38.37
  VIP Overseas(15)                         (27.15)      7.85       7.57           6.72

                                                          INVESTMENT OPTION
                                           FOR THE    FOR THE    FOR THE    FOR THE PERIOD
                                           1-YEAR     5-YEAR     10-YEAR     FROM DATE OF
                                           PERIOD     PERIOD     PERIOD      INCEPTION OF
                                            ENDED      ENDED      ENDED    INVESTMENT OPTION
SUBACCOUNT                                12/31/00   12/31/00   12/31/00      TO 12/31/00
Franklin Templeton
  Franklin Small Cap Class 2(16)(21)       (23.14)%    17.66%        --          17.68%
  Franklin U.S. Government Class
  2(17)(21)                                  1.19       3.49       5.97%          6.01
  Franklin Value Securities Class
  2(18)(21)                                 14.82         --         --          (4.41)
  Mutual Shares Securities Class
  2(19)(21)                                  3.05         --         --           8.71
  Templeton Growth Securities Class
  2(20)(21)                                 (8.21)     10.36         --           0.81
J.P. Morgan Series Trust II
  Mid-Cap Value Portfolio(22)                  --         --         --             --
  Small Company Portfolio(23)              (19.98)      9.94         --          12.43
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio(24)               --         --         --         (40.68)
  Russell 2000 Small Cap Index
  Portfolio(24)                                --         --         --         (12.69)
  S&P MidCap 400 Index Portfolio(25)         5.69         --         --          10.07
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio(26)                2.85      11.91                     14.73
  Mid-Cap Growth(27)                        (2.75)        --         --          14.96
  New America Growth(26)                   (19.33)      9.09         --          13.52
  Personal Strategy Balanced(28)            (4.59)      9.39         --          12.53
T. Rowe Price International Series, Inc.
  International Stock(26)                  (25.98)      5.89         --           6.15



    (1) The VP Ultra and VP Vista Funds commenced operations on May 1, 2001; therefore no performance figures are available.



    (2)   The VIF Appreciation Portfolio commenced operations on April 5, 1993.



    (3) The VIF Disciplined Stock Portfolio commenced operations on April 30, 1996.



    (4) The VIF Growth & Income and VIF International Equity Portfolios commenced operations on May 2, 1994.



    (5)   The VIF Small Cap Portfolio commenced operations on August 31, 1990.



    (6) The Socially Responsible Growth Fund, Inc. commenced operations on December 31, 2000; therefore, the returns shown reflect the Fund's Initial Share Class.



    (7)   The Blue Chip Portfolio commenced operations on October 15, 1990.



    (8) The Value Growth, High Grade Bond, High Yield Bond and Managed Portfolios commenced operations on October 17, 1987.



    (9)   The Money Market Portfolio commenced operations on February 20, 1990.



    (10)  The Contrafund Portfolio commenced operations on January 3, 1995.



    (11)  The Growth Portfolio commenced operations on October 9, 1986.



    (12)  The Growth & Income Portfolio commenced operations on December 31,
          1996.



    (13)  The High Income and Mid Cap Portfolios commenced operations on
          January 12, 2000. The returns shown reflect the Portfolio's Initial Class of shares. This product contains Service Class 2 shares which would have substantially similar returns to the Initial Class because the classes are invested in the same portfolio of securities. Service Class 2's returns will be lower than the returns for the Initial Class to the extent that Service Class 2 has higher expenses.



    (14)  The Index 500 Portfolio commenced operations on August 27, 1992.



    (15)  The Overseas Portfolio commenced operations on January 28, 1987.



    (16)  The Franklin Small Cap Fund commenced operations on November 1, 1995.

    (17)  The Franklin U.S. Government Fund commenced operations on March 14,
          1989.



    (18)  The Franklin Value Securities Fund commenced operations on May 1,
          1998.



    (19) The Mutual Shares Securities Fund commenced operations on November 8, 1996.



    (20) The Templeton Growth Securities Fund commenced operations on March 15, 1994.



    (21) Because Class 2 shares were not offered until 1/6/99, standardized Class 2 fund performance for prior periods represents the historical results of Class 1 shares. For periods beginning on 1/6/99, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.



    (22) The Mid-Cap Value Portfolio commenced operations on September 30, 2001; therefore no performance figures are available.



    (23)  The Small Company Portfolio commenced operations on January 3, 1995.



    (24) The NASDAQ-100 Index and Russell 2000 Small Cap Index Portfolios commenced operations on April 27, 2000.



    (25)  The S&P MidCap 400 Index Portfolio commenced operations on May 3,
          1999.



    (26) The Equity Income, New America Growth and International Stock Portfolios commenced operations on March 31, 1994.



    (27)  The Mid-Cap Growth Portfolio commenced operations on December 31,
          1996.



    (28) The Personal Strategy Balanced Portfolio commenced operations on December 30, 1994.



    The actual Subaccount total return information and the Investment Option total return information will vary because of the method used to deduct the mortality and expense risk charge from the returns. For Subaccount total return information, the mortality and expense risk charge is calculated based on the daily net assets multiplied by a daily factor and reduced on a daily basis. For Investment Option total return information, the mortality and expense risk charge is calculated as a single charge applied at the end of the period on an annualized basis.

--------------------------------------------------------------------------------

OTHER TOTAL RETURNS


    Advertisements and sales literature may also quote average annual total returns which do not reflect the surrender charge. These figures are calculated in the same manner as average annual total returns described above, however, the surrender charge is not taken into account at the end of the period.


    We may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1

Where:

CTR    =      The cumulative total return net of subaccount recurring
              charges for the period.

ERV    =      The ending redeemable value of the hypothetical investment at the end of the period.

P      =      A hypothetical single payment of $1,000.

--------------------------------------------------------------------------------

EFFECT OF THE ADMINISTRATIVE CHARGE ON PERFORMANCE DATA

    We apply an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date. This charge is deducted from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. For purposes of reflecting the administrative charge in yield and total return quotations, this annual charge is converted into a per-dollar per-day charge based on the average value of all certificates in the Account on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

--------------------------------------------------------------------------------

EXPERTS
--------------------------------------------------------------------------------

    All matters relating to Illinois law pertaining to the Certificates, including the validity of the Certificates and the Society's authority to issue the Certificates, have been passed upon by C. Ernest Beane, Esquire, General Counsel and Director of the Society. Sutherland Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.


    The Society's statutory-basis financial statements as of and for the year ended December 31, 2000 have been audited by Ernst & Young, LLP, and the statutory-basis financial statements as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 by McGladrey & Pullen LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. No financial information for the Account is included because the Account had no assets and incurred no liabilities as of the date of this Statement of Additional Information.


--------------------------------------------------------------------------------

OTHER INFORMATION
--------------------------------------------------------------------------------

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Certificate discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Certificate and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    The Society's statutory-basis financial statements included in this Statement of Additional Information should be considered only as bearing on the Society's ability to meet its obligations under the Certificates. They should not be considered as bearing on the investment performance of the assets held in the Account.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Modern Woodmen of America

We have audited the accompanying statutory-basis statement of admitted assets, liabilities and surplus of Modern Woodmen of America (the Society) as of December 31, 2000, and the related statutory-basis statements of operations, surplus, and cash flows for the year then ended. These statutory-basis financial statements are the responsibility of the Society's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audit. The statutory-basis financial statements of Modern Woodmen of America as of and for the years ended December 31, 1999 and 1998, were audited by other auditors, whose report dated February 17, 2000, expressed an opinion that those statements were not fairly presented in accordance with accounting principles generally accepted in the United States, but were fairly presented in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Society presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Modern Woodmen of America at December 31, 2000, or the results of its operations or its cash flows for the year then ended.

However, in our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of Modern Woodmen of America at December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois.

/s/ Ernst & Young LLP

Des Moines, Iowa
March 16, 2001

MCGLADREY & PULLEN, LLP LOGO

To the Board of Directors
Modern Woodmen of America
Rock Island, Illinois

We have audited the accompanying statutory statements of admitted assets, liabilities, and surplus of Modern Woodmen of America as of December 31, 1999, and the related statutory statements of operations, surplus, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Society's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, those financial statements were prepared in conformity with accounting practices prescribed or permitted by the Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Modern Woodmen of America as of December 31, 1999 or the results of its operations or its cash flows for the years ended
December 31, 1999 and 1998.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of Modern Woodmen of America as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, on the basis of accounting described in Note 1.

/s/ McGladrey & Pullen, LLP

Moline, Illinois
February 17, 2000

                           Modern Woodmen of America
     Statutory-Basis Statements of Admitted Assets, Liabilities and Surplus
                                 (IN THOUSANDS)

                                                                    DECEMBER 31
                                                                 2000         1999
                                                              ----------   ----------
ASSETS
Investments:
  Bonds:
    Government                                                $1,200,463   $1,216,558
    Public utilities                                             405,364      324,752
    Industrial and miscellaneous                               1,882,597    1,702,382
                                                              ----------   ----------
                                                               3,488,424    3,243,692

  Preferred stocks                                                 9,756       10,794
  Common stocks                                                  435,863      465,591
  Mortgage loans                                                 524,947      524,460
  Real estate                                                      3,529        2,775
  Certificateholders' loans                                      182,177      175,707
  Other invested assets                                           27,970       27,003
                                                              ----------   ----------
Total investments                                              4,672,666    4,450,022

Cash and short-term investments                                   11,350       18,103
Investment income due and accrued                                 60,202       55,603
Home office property                                              18,148       18,397
Electronic data processing equipment                               5,336        2,482
Premiums in course of collection                                     293          304
Other assets                                                         133           17
                                                              ----------   ----------
Total admitted assets                                         $4,768,128   $4,544,928
                                                              ==========   ==========

SEE ACCOMPANYING NOTES.

                                                                    DECEMBER 31
                                                                 2000         1999
                                                              ----------   ----------
LIABILITIES AND SURPLUS
Liabilities:
  Aggregate reserves for certificates and contracts:
    Life and annuity                                          $3,701,869   $3,512,457
    Accident and health                                            6,880        7,263
  Certificate and contract claims                                  8,040        7,198
  Other certificateholders' funds                                 16,284       16,851
  Dividends payable to certificateholders                         24,100       23,700
  Accrued commissions, general expenses and taxes                  8,799        8,042
  Other liabilities                                               17,912       20,717
                                                              ----------   ----------
                                                               3,783,884    3,596,228

  Liability for employees' and fieldworkers' benefits              9,843        7,002
  Interest maintenance reserve                                    15,573       17,388
  Asset valuation reserve                                        168,696      174,512
                                                              ----------   ----------
Total liabilities                                              3,977,996    3,795,130

Surplus:
  Appropriated                                                   190,709      181,575
  Unassigned and other surplus funds                             599,423      568,223
                                                              ----------   ----------
Total surplus                                                    790,132      749,798
                                                              ----------   ----------
Total liabilities and surplus                                 $4,768,128   $4,544,928
                                                              ==========   ==========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                    Statutory-Basis Statements of Operations
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                                2000       1999       1998
                                                              --------   --------   --------
Income:
  Premiums and other considerations:
    Life and annuities                                        $388,025   $384,580   $344,779
    Other                                                        9,318      6,958      9,936
  Investment income, net of investment expenses: 2000 -
    $4,555; 1999 -$4,091; 1998 - $3,494                        310,447    291,161    276,671
  Amortization of interest maintenance reserve                   4,031      4,520      3,533
  Other income                                                     147      2,666      2,018
                                                              --------   --------   --------
Total income                                                   711,968    689,885    636,937

Benefits and expenses:
  Benefits:
    Life and annuities                                         334,722    279,574    275,361
    Other                                                        9,634      8,454      8,747
  Increase in aggregate reserves for certificates and
    contracts and other certificateholders' funds              185,338    225,937    178,767
  Employees' and fieldworkers' benefit plans                       626      1,176        684
  Commissions                                                   33,910     34,868     33,052
  General insurance expenses                                    54,634     52,950     44,055
  Insurance, taxes, licenses and fees                            4,252      4,110      3,824
                                                              --------   --------   --------
                                                               623,116    607,069    544,490
  Fraternal, charitable and benevolent expenses                 16,241     15,900     14,639
                                                              --------   --------   --------
Total benefits and expenses                                    639,357    622,969    559,129
                                                              --------   --------   --------
Net gain from operations before dividends to
  certificateholders and net realized capital gains             72,611     66,916     77,808

Dividends to certificateholders                                 23,994     23,631     23,250
                                                              --------   --------   --------
Net gain from operations before net realized capital gains      48,617     43,285     54,558

Net realized capital gains                                      44,791     38,873     33,221
                                                              --------   --------   --------
Net income                                                    $ 93,408   $ 82,158   $ 87,779
                                                              ========   ========   ========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                     Statutory-Basis Statements of Surplus
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                                2000       1999       1998
                                                              --------   --------   --------
Appropriated:
  Balance at beginning of year                                $181,575   $170,661   $158,243
  Transfer from unassigned surplus                               9,134     10,914     12,418
                                                              --------   --------   --------
Balance at end of year                                         190,709    181,575    170,661

Unassigned:
  Balance at beginning of year                                 568,223    439,943    351,865
  Net income from operations                                    93,408     82,158     87,779
                                                              --------   --------   --------
                                                               661,631    522,101    439,644

  Other changes:
    Change in unrealized capital gains, net                    (56,324)   102,521     39,770
    Change in asset valuation reserve                            5,816    (43,172)   (16,178)
    Change in nonadmitted assets                                (2,579)      (943)        76
    Transfer to appropriated surplus                            (9,134)   (10,914)   (12,418)
    Change in reserve on account of change in valuation
      basis                                                         --         --    (10,955)
    Other increase (decrease), net                                  13     (1,370)         4
                                                              --------   --------   --------
Balance at end of year                                         599,423    568,223    439,943
                                                              --------   --------   --------
Total surplus                                                 $790,132   $749,798   $610,604
                                                              ========   ========   ========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                    Statutory-Basis Statements of Cash Flows
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
OPERATING ACTIVITIES
Premium and annuity considerations                            $ 388,133   $ 384,692   $ 345,034
Other premiums, considerations and deposits                       8,978       6,587       9,528
Investment income, net                                          302,409     280,875     269,273
Commissions and expense allowances on reinsurance ceded           2,234       2,083       1,428
Other income                                                         27          55          59
                                                              ---------   ---------   ---------
Total cash provided by operations                               701,781     674,292     625,322

Life, accident and health claims paid                           (59,030)    (55,666)    (49,760)
Surrender benefits paid                                         (74,605)    (70,246)    (65,383)
Other benefits to members paid                                 (209,994)   (162,995)   (168,184)
Commissions and other expenses paid                            (110,419)   (107,513)    (94,631)
Dividends paid to certificateholders                            (23,594)    (23,231)    (23,450)
                                                              ---------   ---------   ---------
Total cash used in operations                                  (477,642)   (419,651)   (401,408)
                                                              ---------   ---------   ---------
Net cash provided by operating activities                       224,139     254,641     223,914

INVESTING ACTIVITIES
Proceeds from investments sold or matured:
  Bonds                                                         367,950     440,959     477,324
  Stocks                                                         67,118      54,551      41,769
  Mortgage loans                                                 46,422      45,859      45,961
  Real estate                                                        --          85      12,301
  Other invested assets                                           4,259         852         564
  Miscellaneous proceeds                                             --       1,163          --
                                                              ---------   ---------   ---------
Total investment proceeds                                       485,749     543,469     577,919

Cash applied, cost of investments acquired:
  Bonds                                                        (610,204)   (674,757)   (634,632)
  Stocks                                                        (43,434)    (43,342)    (28,463)
  Mortgage loans                                                (46,735)    (79,421)   (116,977)
  Real estate                                                      (876)         --          --
  Other invested assets                                          (5,991)    (14,272)     (3,017)
  Miscellaneous applications                                       (339)       (348)     (1,268)
                                                              ---------   ---------   ---------
Total investment applications                                  (707,579)   (812,140)   (784,357)

Net increase in certificateholders' loans                        (6,426)     (3,168)     (6,123)
                                                              ---------   ---------   ---------
Net cash used in investing activities                          (228,256)   (271,839)   (212,561)

Other cash provided by (used in) financing activities and
 miscellaneous sources                                           (2,636)      4,515       1,224
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and short-term investments       (6,753)    (12,683)     12,577

Cash and short-term investments at beginning of year             18,103      30,786      18,209
                                                              ---------   ---------   ---------
Cash and short-term investments at end of year                $  11,350   $  18,103   $  30,786
                                                              =========   =========   =========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                 Notes to Statutory-Basis Financial Statements
                                 (IN THOUSANDS)
                               December 31, 2000

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Modern Woodmen of America (the Society) was incorporated on May 5, 1884, in the State of Illinois, as a tax-exempt fraternal benefit society. The Society is licensed to sell insurance in every state, except Alaska, Hawaii and Nevada. The majority of the Society's business is in the midwestern and southeastern portions of the United States.

MWA Equity Administration, Inc. was established October 15, 1999 as a limited broker-dealer to engage in the sale of mutual funds to members of Modern Woodmen of America. The subsidiary enables the agents to sell mutual fund securities that are supported by the Society. The mutual funds are sold through Locust Street Securities in Des Moines.

MWA Health Administration, Inc. was established September 28, 1983 to market individual and small group health insurance through those Modern Woodmen agents licensed to sell this type of coverage. The subsidiary currently markets health, medical, disability and long-term-care products as well as second-to-die life insurance.

BASIS OF PRESENTATION

The Society's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Illinois (statutory accounting practices), which differ in some respects from accounting practices generally accepted in the United States (GAAP).

Currently, "prescribed" statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), state laws, regulations and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (the Codification). The Insurance Department of the State of Illinois has adopted the Codification, effective January 1, 2001, which will change, to some extent, prescribed statutory accounting practices that the Society uses to prepare its statutory-basis financial statements.

Management believes the net impact of these changes to the Society's statutory capital and surplus as of January 1, 2001 will not be significant. Insurance regulators, accountants, and the insurance industry continue work to finalize interpretations of the Codification. The ongoing implementation work by these third parties could cause changes to final interpretations that could ultimately have an adverse effect on the Society's statutory surplus or statutory net income.

The more significant differences between statutory accounting practices through December 31, 2000 and GAAP are as follows:

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their NAIC rating for statutory purposes. For GAAP purposes, such investments in fixed maturities are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments in fixed maturities are reported at amortized cost. The remaining investments in fixed maturities are reported at fair value with the unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of surplus for those designated as available-for-sale.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The costs of acquiring and renewing business are charged to current operations as incurred for statutory purposes rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profit margins for GAAP purposes.

Certificate reserves on traditional life insurance products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest and withdrawals used for GAAP purposes, which include a provision for possible unfavorable deviation from such assumptions.

Certificate reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values under GAAP.

Expense allowances on reinsurance ceded are credited to income at the time the premium is ceded.

Reinsurance amounts are netted against the corresponding receivable or payable balances for statutory purposes rather than shown as gross amounts on the statements of financial position under GAAP.

Under a formula determined by the NAIC, the Society defers in the Interest Maintenance Reserve (IMR) the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity. Realized capital gains and losses are reported in operations net of transfers to the IMR for statutory purposes rather than reported in the statements of operations in the period that the asset giving rise to the gain or loss is sold under GAAP.

Declines in the value of investments due to non-interest related risk are provided for through the establishment of a formula determined statutory asset valuation reserve (carried as a liability) with changes charged directly to surplus, rather than through recognition in the statements of operations for declines in value, when such declines are judged to be other than temporary under GAAP.

The accounts and operations of the Society's subsidiaries are not consolidated with the accounts and operations of the Society as would be required under GAAP.

Investment and foreclosed real estate are carried at the lower of cost or market and are reported net of related obligations for statutory purposes rather than at cost less accumulated depreciation under GAAP. Investment income and operating expenses include rent for the Society's occupancy of those properties for statutory purposes.

For statutory purposes, valuation allowances, if necessary, are established for mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments. Under GAAP, valuation allowances would be established when the Society determines it is probable that it will be unable to collect all amounts (both principal and interest) due according to the contractual terms of the loan agreement. Such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to surplus for statutory purposes, rather than being included as a component of operations as would be required by GAAP.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Certain assets designated as "non-admitted assets" have been charged directly to surplus for statutory purposes rather than being reported as assets under GAAP.

Revenues for universal life-type policies and investment contracts consist of premiums received for statutory purposes rather than policy charges for the cost of insurance, certificate initiation and administration, surrender charges and other fees that have been assessed against certificate account values under GAAP.

Expenses for postretirement benefits other than pensions are recognized in accordance with the statutory method which does not accrue for the non-vested employees or future earnings considerations rather than in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, which includes active participants not currently eligible and future earnings considerations for GAAP purposes.

Pension liabilities are recorded on a funded basis.

The effects of any variances between accounting principles generally accepted in the United States and the preceding policies on the accompanying financial statements have not been determined, but are presumed to be material.

SIGNIFICANT RISKS

The following is a description of the most significant risks facing diversified financial service organizations and how the Society mitigates those risks:

Legal or regulatory risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. The Society mitigates this risk by offering a wide range of products and operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

Credit risk is the risk that issuers of securities owned by the Society or borrowers on mortgage loans on real estate will default or that other parties that owe the Society money, will not pay. The Society minimizes this risk by adhering to a conservative investment strategy, and by maintaining sound credit and collection policies.

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of the Society's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Society mitigates this risk by charging fees for certain certificateholders' contract terminations, by offering products that transfer this risk to the purchaser and by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Society's statutory-basis financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) impact the amounts reported and disclosed in the statutory-basis financial statements and accompanying notes.

CASH AND SHORT-TERM INVESTMENTS

In connection with preparation of its statutory-basis statements of cash flows, the Society considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments. Cash includes cash on hand.

INVESTMENTS

Securities are valued in accordance with methods prescribed by the NAIC. Bonds are stated principally at cost, adjusted for amortization of premiums and accretion of discounts, both computed using the interest method. Preferred stocks are stated principally at cost. Common stocks are reported at market for unaffiliated companies and at the statutory equity in admitted assets of its wholly-owned subsidiaries (cost: $175,000 and carrying amount: $0 at December 31, 2000 and 1999).

Mortgage loans are predominately first liens on large commercial buildings and are stated primarily at the unpaid principal balance. The Society records impaired loans at the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Real estate investments consist of commercial properties leased to occupancy tenants and are held at lower of depreciated cost or market less encumbrances. Depreciation expense is computed primarily on the basis of accelerated and straight-line methods over the estimated useful lives of the assets.

The Asset Valuation Reserve (AVR) provides a reserve for losses from investments in bonds, preferred and common stocks, mortgage loans, real estate and other invested assets, with related increases or decreases being recorded directly to surplus. At December 31, 2000 and 1999, the AVR was $168,696 and $174,512, respectively. Unrealized capital gains and losses on investments, including changes in mortgage and security reserves, are recorded directly in surplus. Comparable adjustments are also made to the AVR.

The IMR primarily defers certain interest-related gains and losses on sales of fixed income securities which are amortized into net investment income over the estimated remaining lives of the investments sold. At December 31, 2000 and 1999, the IMR was $15,573 and $17,388, respectively.

The Society's investment policy requires it to maintain a diversified, high average quality debt securities portfolio and imposes limits on holdings of lower quality securities, including those with heightened risk-reward exposure. Credit exposure is regularly monitored on an overall basis and from industry, geographic and individual issuer perspectives. Duration/cash flow characteristics of fixed-income investments are compared with those of insurance liabilities to ascertain that durations are prudently managed.

HOME OFFICE PROPERTY

The balance in home office property relates to an expansion of the Society's home office. The costs of buildings owned for the Society's own use incurred prior to this expansion have been charged to unassigned surplus.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RESERVES FOR INSURANCE, ANNUITY AND ACCIDENT AND HEALTH CERTIFICATES

The reserves for life, health and annuity certificates, all developed by actuarial methods, are established and maintained on the basis of mortality and morbidity tables using assumed interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than the minimum reserves required by law or guaranteed certificate cash values. The cumulative effects of changes in valuation bases for previously established certificateholder reserves are included as adjustments to surplus. Significant decreases in valuation bases are approved by the Insurance Department of the State of Illinois.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of all reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Society believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

REVENUE RECOGNITION AND RELATED EXPENSES

Premium income is recorded when received, adjusted for advance premiums and premiums deferred and uncollected. Acquisition costs, such as commissions and other costs related to acquiring new business, are charged to current operations as incurred.

REINSURANCE

The Society reinsures certain risks related to a small portion of its business. Reinsurance premiums, expenses and reserves related to reinsured business are accounted for on a basis consistent with that used for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other entities are reported as a reduction of premium income and insurance reserves applicable to reinsurance ceded have also been reported as reductions of reserves. The Society is contingently liable with respect to reinsurance ceded to other entities in the event the reinsurer is unable to meet the obligations that it has assumed.

OTHER

Nonadmitted assets (principally certain investments, receivables and furniture and equipment) have been excluded from the statements of admitted assets, liabilities and surplus by a charge to surplus.

Dividends to certificateholders are determined annually by the Society's Board of Directors. An estimated provision has been made for dividends expected to be paid in the following calendar year.

Appropriated surplus represents discretionary reserves established by the Society. The amount appropriated as of December 31, 2000 and 1999 consists of an endowment reserve for future fraternal activities.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

2. INVESTMENTS

The amortized cost and estimated market value of bonds and preferred and common stocks as of December 31, 2000 and 1999 are as follows:

                                                                    GROSS        GROSS      ESTIMATED
                                                     AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                                        COST        GAINS        LOSSES       VALUE
                                                     ----------   ----------   ----------   ----------
DECEMBER 31, 2000
Bonds:
  United States Government and agencies              $1,045,290    $ 23,828     $ (3,263)   $1,065,855
  States and political subdivisions                      41,622       1,574          (98)       43,098
  Foreign Governments                                    11,679         254           --        11,933
  Corporate securities                                2,073,382      47,990      (31,928)    2,089,444
  Mortgage-backed securities                            316,451       7,228       (2,900)      320,779
                                                     ----------    --------     --------    ----------
                                                     $3,488,424    $ 80,874     $(38,189)   $3,531,109
                                                     ==========    ========     ========    ==========
Preferred stocks                                     $    9,756    $  1,867     $   (185)   $   11,438
                                                     ==========    ========     ========    ==========
Common stocks                                        $  160,819    $288,471     $(13,427)   $  435,863
                                                     ==========    ========     ========    ==========

DECEMBER 31, 1999
Bonds:
  United States Government and agencies              $1,093,453   $ 8,507    $(24,228)  $1,077,732
  States and political subdivisions                      33,321       155       (758)       32,718
  Foreign Governments                                    12,957       119       (255)       12,821
  Corporate securities                                1,873,148    49,710    (56,943)    1,865,915
  Mortgage-backed securities                            230,813       816    (12,383)      219,245
                                                     ----------   --------   --------   ----------
                                                     $3,243,692   $59,307    $(94,567)  $3,208,432
                                                     ==========   ========   ========   ==========
Preferred stocks                                     $   10,794   $ 4,378    $  (176)   $   14,996
                                                     ==========   ========   ========   ==========
Common stocks                                        $  139,174   $335,287   $(8,870)   $  465,591
                                                     ==========   ========   ========   ==========

The amortized cost and estimated market value of bonds at December 31, 2000 by final contractual maturity are shown below. Expected maturities will differ from final contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           ESTIMATED
                                                              AMORTIZED      MARKET
                                                                 COST        VALUE
                                                              ----------   ----------
Due in one year or less                                       $   80,560   $   79,662
Due one through five years                                       594,580      601,869
Due five through ten years                                     1,486,758    1,501,055
Due after ten years                                            1,010,075    1,027,744
                                                              ----------   ----------
                                                               3,171,973    3,210,330

Mortgage-backed and other securities without a single
  maturity date                                                  316,451      320,779
                                                              ==========   ==========
                                                              $3,488,424   $3,531,109
                                                              ==========   ==========

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

2. INVESTMENTS (CONTINUED)
Major categories of net investment income are summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                                2000       1999       1998
                                                              --------   --------   --------
Bonds                                                         $248,295   $232,246   $220,153
Equity securities                                                5,942      5,857      5,851
Mortgage loans                                                  42,525     42,653     38,478
Real estate                                                      2,417      2,398      2,774
Certificateholders' loans                                       11,630     11,244     10,916
Cash and short-term investments                                  1,605        645      1,468
Other invested assets                                            2,588        209        525
                                                              --------   --------   --------
Net realized capital gains                                     315,002    295,252    280,165

Less investment expenses                                        (4,555)    (4,091)    (3,494)
                                                              --------   --------   --------
Net investment income                                         $310,447   $291,161   $276,671
                                                              ========   ========   ========

The major components of realized capital gains (losses) on investments reflected in operations and unrealized capital gains (losses) on investments reflected directly in surplus are summarized as follows for the years ended December 31:

                                                                REALIZED         CHANGE IN UNREALIZED
                                                           -------------------   ---------------------
                                                             2000       1999       2000        1999
                                                           --------   --------   ---------   ---------
Bonds                                                      $(1,711)   $ 9,307    $    840    $ (4,226)
Preferred stocks                                            (1,036)       530      (1,607)       (144)
Common stocks                                               46,932     29,151     (51,373)    103,382
Mortgage loans                                                 181        120          --          --
Real estate                                                     --         85          --          --
Certificateholders' loans                                       --         --          44          44
Other invested assets                                        2,981        803      (3,745)      2,709
Derivate instruments                                            --        277          --          --
Foreign exchange                                              (340)      (349)       (483)        756
                                                           -------    -------    --------    --------
Total capital gains (losses)                                47,007     39,924     (56,324)    102,521

Transferred to interest maintenance reserve                 (2,216)    (1,051)         --          --
                                                           =======    =======    ========    ========
Net capital gains (losses)                                 $44,791    $38,873    $(56,324)   $102,521

In 1998, net realized capital gains totaled $33,221, excluding $10,724 transferred to the interest maintenance reserve, and the net change in unrealized capital gains totaled $39,770.

Proceeds from sales and maturities of bonds during 2000, 1999, and 1998 were $367,950, $440,959, and $477,324, respectively. Gross gains and gross losses realized from these transactions amounted to $2,044 and $3,755 for 2000, $9,812 and $505 for 1999, and $10,728 and $238 for 1998.

The corporate private placement bond portfolio is diversified by issuer and industry. At December 31, 2000 and 1999, 37% or $1.3 million and 38% or $1.2 billion, respectively, of the Society's bond portfolio were invested in private placement bonds.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

2. INVESTMENTS (CONTINUED)

At December 31, 2000 and 1999, 99.79% and 99.77%, respectively, of the Society's bond portfolio were carried at amortized cost, with the remainder carried at the lower of amortized cost or fair market value.

Commercial mortgage loans and corporate private placement bonds originated or acquired by the Society represent its primary areas of credit risk exposure. At December 31, 2000 and 1999, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

                GEOGRAPHIC DISTRIBUTION                                   PROPERTY TYPE DISTRIBUTION
--------------------------------------------------------   --------------------------------------------------------
                                          DECEMBER                                                   DECEMBER
                                             31                                                         31
                                     -------------------                                        -------------------
                                       2000       1999                                            2000       1999
                                     --------   --------                                        --------   --------
North Central                           45%        46%     Retail                                  63%        62%
South Atlantic                          19         19      Industrial                              17         18
Pacific                                 18         17      Office                                  15         15
South Central                            7          8      Other                                    5          5
Mountain                                 7          7
Mid Atlantic                             2          2
Other                                    2          1

During 2000, the respective maximum and minimum lending rates for mortgage loans were 8.7% and 7.25%. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 80%. At December 31, 2000, the Society held mortgages aggregating $3,280 with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

3. CASH AND SHORT-TERM INVESTMENTS

As of December 31, 2000, cash and short-term investments consist of checking accounts of $11,350. As of December 31, 1999, they consist of checking accounts of $8,103 and a mutual fund investment in the amount of $10,000. These investments have been valued at amortized cost, which approximates market value.

4. LINE OF CREDIT

The Society has a $50,000 collateralized line of credit available from The Northern Trust Company as of December 31, 2000 and 1999 to borrow funds to complete the purchase of investments or otherwise meet the short-term cash needs of the Society. Interest is payable quarterly at a variable rate. The agreement expires August 1, 2001. The Society had no borrowings from this line of credit as of December 31, 2000 and 1999. The line of credit agreement is secured by investment securities held in safekeeping at The Northern Trust Company.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

5. ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES

At December 31, 2000, the Society's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                               AMOUNT     PERCENT
                                                             ----------   --------
Subject to discretionary withdrawal:
  With market value adjustment                               $       --
  At book value less current surrender charge of 5% or more     570,687      29%
  At market value                                                    --
  Total with adjustment or at market value                      570,687      29
  Subject to discretionary withdrawal (without adjustment)
    at book value with minimal or no charge or adjustment     1,374,467      67
Not subject to discretionary withdrawal                          71,337       4
                                                             ----------     ---
Total annuity reserves and deposit fund liabilities--
  before reinsurance                                          2,016,491     100%
                                                                            ===
Less reinsurance ceded                                           (4,476)
                                                             ----------
Net annuity reserves and deposit fund liabilities            $2,012,015
                                                             ==========

6. SURPLUS AND DIVIDENDS

The Society is required to maintain minimum capital and surplus established by the Insurance Department of the State of Illinois. The Society is also subject to risk based capital (RBC) requirements promulgated by the NAIC and adopted by the Insurance Department of the State of Illinois. The RBC standards establish uniform minimum capital requirements for insurance companies. The RBC formula applies various weighting factors to financial balances or various levels of activities based on the perceived degree of risk. As of December 31, 2000, the Society's capital and surplus significantly exceeded the minimum levels required by the Insurance Department of the State of Illinois and RBC standards.

7. EMPLOYEE BENEFIT PLANS

The Society has noncontributory defined benefit pension plans providing benefits for substantially all employees and full-time fieldworkers who have completed one year of continuous service. The Society's policy is to fund amounts expensed. The benefits are generally based on years of service and the employee's compensation during employment. In 1999, the Society added a medical benefit provision to the plans that will provide for the payment of medical costs for retirees beginning in 2010. See Note 8, postretirement benefit plans, for a summary of the medical costs being funded. The benefits and assets of these medical benefit plans are segregated from the retirement benefits and assets within the pension plans. Pension expense for 2000, 1999, and 1998 was $7,221, $7,810, and $886, respectively, including $1,095 in 2000 and $1,065 in
1999 related to the medical benefit plans.

As of January 1, 2000 and 1999, the actuarial present value of accumulated benefits was $111,266 and $101,940, respectively, including vested benefits of $98,654 and $92,212, respectively. The fair value of plan assets was $143,026 and $126,553 in 2000 and 1999, respectively. The assumed rate of return used in determining the actuarial present value of accumulated plan benefits for 2000 and 1999 was 6.5%.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)

The Society also has a defined contribution plan covering substantially all employees and full-time fieldworkers who have completed one year of continuous service. The plan was converted to a 401(k) plan on April 1, 1998. Participants may contribute up to 15% of their annual compensation to the plan and the Society contributes an amount equal to 50% of each participant's contribution for the first 6% of the participant's compensation contributed. Total contributions to the plan by the Society, net of forfeitures, for 2000, 1999, and 1998 were $1,142, $1,110, and $997, respectively.

8. POSTRETIREMENT BENEFIT PLANS

In addition to pension benefits, the Society provides certain healthcare and life insurance benefits (postretirement benefits) for retired employees and agents. Employees and agents may become eligible for these benefits if they reach retirement age while working for the Society and satisfy service requirements. Life insurance benefits are generally set at a fixed amount.

Postretirement benefit cost for the years ended December 31, 1999 and 1998 was $754 and $521, respectively (none in 2000). It includes the expected cost of postretirement benefits for newly eligible or vested employees, interest cost and gains and losses arising from differences between actuarial assumptions and actual experience. The Society made contributions to the plans of $442, $470, and $356 in 2000, 1999, and 1998, respectively, as claims were incurred.

The unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was $4,651 and $6,866, respectively, as of December 31, 2000 and 1999. The estimated amount of the benefit obligation for active nonvested employees, which is not recorded under the prescribed statutory accounting practices, was $5,573 and $3,914, respectively, as of December 31, 2000 and 1999. The discount rate used in determining the accumulated postretirement benefit obligation was 7% and the healthcare cost trend rate was 9% for 2001, declining gradually to 5% in 2007.

The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 2000 by $673 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit cost for 2000 by $67. Decreasing the assumed healthcare cost trend rates by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 2000 by $574 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit cost for 2000 by $55.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimated of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These fair value disclosures are not intended to represent the market value of the Society.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  CASH, SHORT-TERM INVESTMENTS, PREMIUMS IN COURSE OF COLLECTION AND INVESTMENT INCOME DUE AND ACCRUED: The carrying amounts are reported in the statement of admitted assets, liabilities and surplus for these items approximate their fair value due to their liquid nature or expected short-term settlement.

  BONDS, PREFERRED STOCKS AND COMMON STOCKS: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  MORTGAGE LOANS: Fair values for mortgage loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

  CERTIFICATEHOLDERS' LOANS: Fair values for certificateholders' loans are also estimated using discounted cash flow analyses using interest rates currently being offered. However, unlike mortgage loans which have stated maturity dates, certificateholders' loans have no payment terms. Therefore, the average life of a loan is estimated in order to determine the fair value.

  AGGREGATE RESERVES FOR INTEREST-SENSITIVE CERTIFICATES AND CONTRACTS, LIFE AND
  ANNUITY: The Society's investment contracts, deferred annuities and single premium deferred annuities have variable rates and can be repriced quarterly. As there have been no significant changes in the credit quality of the instruments or significant fluctuations in interest rates, their fair value is estimated at their carrying value less expected surrender charges.

  CERTIFICATE AND CONTRACT CLAIMS, OTHER CERTIFICATEHOLDERS' FUNDS AND DIVIDENDS PAYABLE TO CERTIFICATEHOLDERS: The carrying amounts reported in the statement of admitted assets, liabilities and surplus for these items approximate their fair value because short-term settlement is expected.

                           Modern Woodmen of America
           Notes to Statutory-Basis Financial Statements (continued)
                                 (IN THOUSANDS)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
The estimated carrying amounts and fair values of the Society's financial instruments are as follows:

                                                     DECEMBER 31, 2000         DECEMBER 31, 1999
                                                  -----------------------   -----------------------
                                                   CARRYING       FAIR       CARRYING       FAIR
                                                    AMOUNT       VALUE        AMOUNT       VALUE
                                                  ----------   ----------   ----------   ----------
Financial assets:
  Cash and short-term investments                 $   11,350   $   11,350   $   18,103   $   18,103
  Investment income due and accrued                   60,202       60,202       55,603       55,603
  Premiums in course of collection                       293          293          304          304
  Bonds                                            3,488,424    3,531,109    3,243,692    3,208,432
  Preferred stocks                                     9,756       11,438       10,794       14,996
  Common stocks                                      435,863      435,863      465,591      465,591
  Mortgage loans                                     524,947      546,515      524,460      512,483
  Certificateholders' loans                          182,177      182,177      175,707      175,707

Financial liabilities:
  Aggregate reserves for interest-sensitive
    certificates and contracts, life and annuity   2,858,353    2,765,905    2,685,667    2,594,522
  Certificate and contract claims                      8,040        8,040        7,198        7,198
  Other certificateholders' funds                     16,284       16,284       16,851       16,851
  Dividends payable to certificate-holders            24,100       24,100       23,700       23,700

10. COMMITMENTS AND CONTINGENCIES

The Society is a defendant in various legal actions arising from the normal conduct of its operations. Management believes the settlement of these actions will not have a material adverse effect on the Society's financial position.

                           Modern Woodmen of America
     Statutory-Basis Statements of Admitted Assets, Liabilities and Surplus
                                  (Unaudited)
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30    DECEMBER 31
                                                                  2001            2000
                                                              -------------   ------------
ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments                              $   29,262      $   11,350
  Bonds                                                         3,734,984       3,488,424
  Preferred stock                                                   6,479           9,756
  Common stock, at market                                         339,115         435,863
  Mortgage loans on real estate                                   532,718         524,947
  Real estate                                                       4,323           3,529
  Certificateholders' loans                                       184,751         182,177
  Other invested assets                                            34,401          27,970
                                                               ----------      ----------
Total cash and invested assets                                  4,866,033       4,684,016

Home office property                                               19,954          18,148
Premiums in course of collection                                      307             293
Accrued investment income                                          64,874          60,202
Electronic data processing equipment                                3,882           5,336
Other assets                                                           76             133
                                                               ----------      ----------
Total admitted assets                                          $4,955,126      $4,768,128
                                                               ==========      ==========

LIABILITIES AND SURPLUS
Liabilities:
  Aggregate reserves for certificates and contracts:
    Life and annuity                                           $3,942,943      $3,701,869
    Accident and health                                             6,568           6,880
  Certificate and contract claims                                   8,193           8,040
  Other certificateholders' funds                                   7,409          16,284
  Dividends payable to certificateholders                          24,300          24,100
  Asset valuation reserve                                         142,734         168,696
  Interest maintenance reserve                                     11,856          15,573
  Accrued commissions, general expenses and taxes                  11,759           8,799
  Other liabilities                                                54,832          17,912
  Liability for employees' and fieldworkers' benefits              11,356           9,843
                                                               ----------      ----------
Total liabilities                                               4,221,950       3,977,996

Surplus:
  Appropriated                                                    197,182         190,709
  Unassigned and other surplus funds                              535,994         599,423
                                                               ----------      ----------
Total surplus                                                     733,176         790,132
                                                               ----------      ----------
Total liabilities and surplus                                  $4,955,126      $4,768,128
                                                               ==========      ==========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                    Statutory-Basis Statements of Operations
                                  (Unaudited)
                                 (IN THOUSANDS)

                                                              FOR THE NINE MONTHS
                                                              ENDED SEPTEMBER 30
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Income:
  Premiums and other considerations:
    Life and annuities                                        $340,700   $289,872
    Other                                                        4,583      2,757
  Net investment income                                        247,201    231,773
  Amortization of interest maintenance reserve                   2,459      2,995
  Other income                                                   1,735      5,907
                                                              --------   --------
Total income                                                   596,678    533,304

Benefits and expenses:
  Benefits:
    Life and annuity benefits                                  222,600    255,497
    Other                                                        5,448      4,023
    Increase in aggregate reserves for certificates and
      contracts and other certificateholder funds              227,174    131,221
                                                              --------   --------
                                                               455,222    390,741
  Insurance expenses:
    Commissions                                                 27,204     25,217
    General insurance and fraternal expenses                    58,947     52,692
    Taxes, licenses and fees                                     5,179      9,826
                                                              --------   --------
                                                                91,330     87,735
                                                              --------   --------
                                                               546,552    478,476

Net gain from operations before dividends to
  certificateholders and net realized capital gains on
  investments                                                   50,126     54,828

Dividends to certificateholders                                 18,122     17,956
                                                              --------   --------
Net gain from operations before net realized capital gains
  on investments                                                32,004     36,872
Net realized capital gains on investments                        5,113     43,569
                                                              --------   --------
Net income                                                    $ 37,117   $ 80,441
                                                              ========   ========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                     Statutory-Basis Statements of Surplus
                                  (Unaudited)
                                 (IN THOUSANDS)

                                                                             UNASSIGNED    TOTAL
                                                              APPROPRIATED    SURPLUS     SURPLUS
                                                              ------------   ----------   --------
Balance at January 1, 2001                                      $190,709      $599,423    $790,132
  Net income                                                          --        37,117      37,117
  Change in net unrealized capital gains                              --      (119,174)   (119,174)
  Change in non-admitted assets                                       --          (935)       (935)
  Other increase (decrease)                                           --          (273)       (273)
  Change in asset valuation reserve                                   --        25,962      25,962
  Transfer to appropriated surplus                                 6,473        (6,473)         --
  Change in accounting principles                                     --           347         347
                                                                --------      --------    --------
Balance at September 30, 2001                                   $197,182      $535,994    $733,176
                                                                ========      ========    ========

                                                                             UNASSIGNED    TOTAL
                                                              APPROPRIATED    SURPLUS     SURPLUS
                                                              ------------   ----------   --------
Balance at January 1, 2000                                      $181,575      $568,223    $749,798
  Net income                                                          --        80,441      80,441
  Change in net unrealized capital gains                              --       (14,521)    (14,521)
  Change in non-admitted assets                                       --        (2,024)     (2,024)
  Other increase (decrease)                                           --           (57)        (57)
  Change in asset valuation reserve                                   --        (2,785)     (2,785)
  Transfer to appropriated surplus                                 6,712        (6,712)         --
                                                                --------      --------    --------
Balance at September 30, 2000                                   $188,287      $622,565    $810,852
                                                                ========      ========    ========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                    Statutory-Basis Statements of Cash Flows
                                  (Unaudited)
                                 (IN THOUSANDS)

                                                               FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
OPERATING ACTIVITIES
Premiums and annuity considerations                           $ 325,421   $ 290,039
Net investment income                                           239,961     223,804
Commissions and expense allowances on reinsurance ceded           1,729       1,693
Life and accident and health claims paid                        (46,063)    (44,170)
Surrender benefits paid                                         (56,343)    (57,268)
Other benefits to members paid                                 (122,986)   (186,192)
Commissions, other expenses paid                                (86,741)    (52,527)
Other premiums, considerations and deposits                       4,583       6,573
Dividends paid to certificateholders'                            (2,511)    (17,656)
Other, net                                                            7          20
                                                              ---------   ---------
Net cash provided by operating activities                       257,057     164,316

INVESTING ACTIVITIES
Proceeds from investments sold or matured or repaid:
  Bonds                                                         335,210     276,680
  Stocks                                                         12,935      56,208
  Mortgage loans on real estate                                  45,556      31,278
  Real estate                                                     4,431          --
  Other invested assets                                              --       4,412
                                                              ---------   ---------
                                                                398,132     368,578
Cost of investments acquired:
  Bonds                                                        (571,527)   (461,861)
  Stocks                                                        (29,131)    (25,761)
  Mortgage loans on real estate                                 (53,296)    (39,657)
  Real estate                                                    (2,923)         --
  Net increase in certificateholders' loans                      (2,607)     (3,925)
  Other                                                          (8,111)     (6,339)
                                                              ---------   ---------
                                                               (667,595)   (537,543)
                                                              ---------   ---------
Net cash used in investing activities                          (269,463)   (168,965)

FINANCING ACTIVITIES
Deposits on deposit-type contracts and other liabilities
  without life or disability contingencies                       37,247          --
Other cash provided                                              28,201      (2,215)
Withdrawals on deposit-type contracts and other liabilities
  without life or disability contingencies
                                                                (35,130)         --
                                                              ---------   ---------
Net cash provided by (used in) financing activities              30,318      (2,215)
                                                              ---------   ---------

Increase (decrease) in cash and short-term investments           17,912      (6,864)

Cash and short-term investments at beginning of year             11,350      18,103
                                                              ---------   ---------
Cash and short-term investments at end of period              $  29,262   $  11,239
                                                              =========   =========

SEE ACCOMPANYING NOTES.

                           Modern Woodmen of America
                 Notes to Statutory-Basis Financial Statements
                                  (Unaudited)
                                 (IN THOUSANDS)
                               September 30, 2001

1. BASIS OF PRESENTATION

The accompanying statutory-basis financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2000. The accompanying statutory-basis statement of admitted assets and liabilities and surplus at December 31, 2000 has been derived from the audited statutory-basis financial statements.

2. ACCOUNTING CHANGES

Effective January 1, 2001, the Illinois Insurance Department required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual--Version effective January 1, 2001, subject to any deviations prescribed or permitted by the State of Illinois Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual--Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of surplus that would have been reported at the date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Society reported an adjustment that increased unassigned funds (surplus) by $347 as of January 1, 2001. This amount consists of an adjustment to investments in subsidiaries that decreased surplus by $225 and adjustments to the accounting for employee benefit plans that increased surplus by $572.

                                     PART C
                               OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS



   (a)(1) Financial Statements


          All required financial statements are included in Part B.


     (2) Supplementary Schedules(2)


   (b) Exhibits


      (1) Certified resolution of the board of directors of Modern Woodmen of America (the "Society") establishing Modern Woodmen of America Variable
           Annuity Account (the "Account").(1)
      (2)  Not Applicable.
      (3)  Distribution Agreement between the Society and MWA Financial
           Services, Inc. ("MWAFS").(1)
      (4)  (a) Certificate Form.(2)
           (b) Variable Supplemental Contract.(2)
      (5)  (a) Certificate Application.(2)
           (b) Suitability Supplement.(2)
      (6)  (a) Articles of Incorporation of the Society.(1)
           (b) By-Laws of the Society (included in exhibit 6(a) hereto).(1)
      (7)  Not Applicable.
      (8)  (a) Participation Agreement relating to American Century Funds.(2)
           (b) Form of Participation Agreement relating to Dreyfus Funds.(2)
           (c) Participation Agreement relating to EquiTrust Variable Insurance
           Series Fund.(2)
           (d) Participation Agreement relating to Fidelity Variable Insurance
           Products Funds.(2)
           (e) Form of Participation Agreement relating to Franklin Templeton
           Funds.(2)
           (f) Participation Agreement relating to JP Morgan Series Trust II.(2)
           (g) Participation Agreement relating to Summit Pinnacle Series.(2)
           (h) Form of Participation Agreement relating to T. Rowe Price Equity
           Series Fund, Inc. and T. Rowe Price International Series, Inc.(2)
           (i) Variable Products Compliance and Accounting Agreement.(2)
      (9)  Opinion and Consent of C. Ernest Beane, Esquire.(2)
     (10)  (a) Consent of Sutherland Asbill & Brennan LLP.(2)
           (b) Consent of Ernst & Young LLP.(2)
           (c) Consent of McGladrey & Pullen LLP.(2)
     (11)  Not Applicable.
     (12)  Not Applicable.
     (13)  Schedule for Computation of Performance Data.(2)
     (14)  Powers of Attorney.(1)


------------------------


(1) Incorporated herein by reference to the Initial Filing of this Registration Statement (File No. 333-63972) as filed with the Securities and Exchange Commission on June 27, 2001.



(2) Filed herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE SOCIETY*

NAME                            TITLE
Clyde C. Schoeck                President and Director
James V. Standaert              National Secretary and Director
Gary E. Stoefen                 Treasurer and Director
C. Ernest Beane                 General Counsel and Director
Vernon L. Smith                 Director
Jerry F. Harbaugh               Director
Dr. Charles A. Chance           Director
Gerald P. Odean                 Assistant National Secretary
Larry L. Schreiber              Actuary
W. Kenny Massey                 Director of Agencies
Byron L. Carlson                Fraternal Director

    * Unless otherwise indicated, the principal business address of each person is 1701 1(st) Avenue, Rock Island, Illinois 61201.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Society and is therefore owned and controlled by the Society.

                           MODERN WOODMEN OF AMERICA
                                OWNERSHIP CHART

                                    Modern
                                   Woodmen
                                  of America
                         (a fraternal benefit society
                          incorporated in Illinois)
                                      /
                                      /
      ------------------------------------------------------------------

               /                                             /
               /                                             /
              MWA                                           MWA
           Financial                                  Health Insurance
         Services, Inc.                             Administration, Inc.
          (an Illinois                                  (an Illinois
          corporation)                                  corporation)
        (a wholly-owned                               (a wholly-owned
          subsidiary)                                   subsidiary)

ITEM 27.  NUMBER OF CERTIFICATE HOLDERS

As of the date of the Prospectus included in this Registration Statement, no Certificates have been sold.

ITEM 28.  INDEMNIFICATION


The Society shall indemnify each officer, director or employee, now or hereafter serving the Society, against the reasonable expenses, including attorneys fees, of any and all claims, liabilities, penalties, forfeitures and fines to which he or she may be or become subject by reason of having served in any such capacity, except as to matters as to which such director, officer or employee was guilty of gross negligence or misconduct in the performance of his or her duties. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) MWA Financial Services, Inc. is the registrant's principal underwriter and also serves as the principal underwriter of certain variable universal life insurance certificates issued (or to be issued) by other separate accounts of the Society.

(b) Officers and Managers of MWA Financial Services, Inc.


NAME AND PRINCIPAL BUSINESS
ADDRESS*                        POSITIONS AND OFFICES
Robert M. Roth                  Chairman, President and Director
James V. Standaert              Secretary and Director
Diane E. Nahra                  Treasurer
Thaddeus R. Crass               Operations Manager
Pamela Fritz                    Compliance Manager
Barbara M. Easley               Accounting Manager


    * The principal business address of all of the persons listed above is 1701 1(st) Avenue, Rock Island, Illinois 61201.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Society at 1701 1(st) Avenue, Rock Island, Illinois 61201 or 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

VARIABLE PRODUCTS COMPLIANCE AND ACCOUNTING AGREEMENT. Under this agreement, EquiTrust Investment Management Services, Inc. ("EquiTrust") agrees to provide the Society with certain compliance and accounting functions with respect to the variable annuity and variable universal life Certificates issued by the Society. These functions include: preparing Forms N-4 and S-6, N-SAR and 24F-2; providing requested information for SEC examinations; calculating daily unit values, preparing trial balances, financials and audit schedules.

EquiTrust is not an affiliated person of the Society. EquiTrust is compensated quarterly for its services based on a schedule of fees attached to the agreement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Certificates offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Certificate offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Society for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Society at the address or phone number listed in the prospectus.

(d) The Society represents that in connection with its offering of the Certificates as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through
(4) of that letter will be complied with.

(e) The Society represents that the aggregate charges under the Certificates are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Society.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Modern Woodmen of America Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Rock Island, State of Illinois, on the 25th day of January, 2002.


                                MODERN WOODMEN OF AMERICA
                                MODERN WOODMEN OF AMERICA VARIABLE ANNUITY
                                ACCOUNT

                                By:             /s/ CLYDE C. SCHOECK
                                     -----------------------------------------
                                                  Clyde C. Schoeck
                                                     PRESIDENT
                                             Modern Woodmen of America

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.


          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----
     /s/ CLYDE C. SCHOECK       President and Director
------------------------------    [Principal Executive      January 25, 2002
       Clyde C. Schoeck           Officer]

                                Treasurer, Investment
     /s/ GARY E. STOEFEN          Manager and Director
------------------------------    [Principal Financial      January 25, 2002
       Gary E. Stoefen            Officer]

                                National Secretary and
    /s/ JAMES V. STANDAERT        Director
------------------------------    [Principal Accounting     January 25, 2002
      James V. Standaert          Officer]

              *
------------------------------  General Counsel and         January 25, 2002
       C. Ernest Beane            Director

              *
------------------------------  Director                    January 25, 2002
    Dr. Charles A. Chance

              *
------------------------------  Director                    January 25, 2002
       Vernon L. Smith

              *
------------------------------  Director                    January 25, 2002
      Jerry F. Harbaugh


  *By:            /s/ C. ERNEST BEANE
           ---------------------------------
                    ATTORNEY-IN-FACT
             Pursuant to Power of Attorney

                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION
-------       -----------
 (a)(2)       Supplementary Schedules.

 (4)(a)       Certificate Form.

    (b)       Variable Supplemental Contract.

 (5)(a)       Certificate Application.

    (b)       Suitability Supplement.

 (8)(a)       Participation Agreement relating to American Century Funds.

 (8)(b)       Form of Participation Agreement relating to Dreyfus Funds.

 (8)(c)       Participation Agreement relating to EquiTrust Variable
              Insurance Series Fund.

 (8)(d)       Participation Agreement relating to Fidelity Variable
              Insurance Products Funds.

 (8)(e)       Form of Participation Agreement relating to Franklin
              Templeton Funds.

 (8)(f)       Participation Agreement relating to JP Morgan Series Trust
              II.

 (8)(g)       Participation Agreement relating to Summit Pinnacle Series.

 (8)(h)       Form of Participation Agreement relating to T. Rowe Price
              Equity Series Fund, Inc. and T. Rowe Price International
              Series, Inc.

 (8)(i)       Variable Products Compliance and Accounting Agreement.

  (9)         Opinion and Consent of C. Ernest Beane, Esquire.

(10)(a)       Consent of Sutherland Asbill & Brennan LLP.

(10)(b)       Consent of Ernst & Young LLP.

(10)(c)       Consent of McGladrey & Pullen LLP.

     13       Schedule for Computation of Performance Data.